STATEMENT OF INVESTMENTS
Dreyfus International Stock Index Fund
January 31, 2008 (Unaudited)

Common Stocks--98.6%	Shares	Value ($)
Australia--6.5%		
ABC Learning Centres	14,688	58,923
AGL Energy	17,165	184,911
Alumina	42,651	199,991
Amcor	34,100	210,172
AMP	72,355	551,826
Ansell	1,684	17,733
Aristocrat Leisure	12,996	116,477
Asciano Group	20,850	104,164
ASX	6,191	266,470
Australia & New Zealand Banking Group	70,234	1,659,303
AXA Asia Pacific Holdings	32,642	175,673
Babcock & Brown	9,065	149,532
Bendigo Bank	8,901	100,360
BHP Billiton	125,986	4,212,586
Billabong International	6,249	67,202
BlueScope Steel	26,627	246,353
Boart Longyear Group	45,499 a	82,319
Boral	24,301	131,425
Brambles	54,273	525,233
Caltex Australia	4,873	68,657
Centro Properties Group	30,823	18,889
Centro Retail Group Trust (Units)	49,954	20,815
CFS Gandel Retail Property Trust (Units)	52,841	100,214
Challenger Financial Services Group	15,424	49,664
Coca-Cola Amatil	19,556	164,404
Cochlear	1,959	122,702
Commonwealth Bank of Australia	49,307	2,212,345
Commonwealth Property Office Fund (Units)	45,607	57,434
Computershare	17,767	127,520
Crown	17,377 a	180,815
CSL	20,295	628,729
CSR	37,349	104,981
DB RREEF Trust	114,018	164,197
Downer EDI	3,482	16,639
Fairfax Media	41,216	148,465
Fortescue Metals Group	48,260 a	276,024
Foster's Group	73,431	370,452
Futuris	23,089	47,468
Goodman Fielder	41,157	62,635
Goodman Group	53,941	214,214
GPT Group	77,014	262,304
Harvey Norman Holdings	20,532	103,176
Iluka Resources	6,938	28,322
ING Industrial Fund (Units)	25,008	45,562
Insurance Australia Group	67,595	228,244
James Hardie Industries	16,388	92,698
Leighton Holdings	5,280	239,466
Lend Lease	14,124	181,983
Lion Nathan	11,086	94,165
Macquarie Airports	25,551	89,972
Macquarie Communications Infrastructure Group	6,077	27,324
Macquarie Group	10,066	600,373
Macquarie Infrastructure Group	95,835	263,134
Macquarie Office Trust (Units)	72,900	74,784

Mirvac Group	38,986	175,630
National Australia Bank	60,669	1,908,888
Newcrest Mining	17,395	543,379
OneSteel	27,727	166,640
Orica	12,069	314,934
Origin Energy	32,830	257,822
Oxiana	49,111	135,963
Pacific Brands	5,683	14,433
Paladin Energy	19,374 a	77,009
PaperlinX	3,470	6,781
Perpetual	1,401	73,716
Qantas Airways	37,434	158,128
QBE Insurance Group	33,072	835,898
Rio Tinto	10,888	1,199,129
Santos	22,650	245,425
Sonic Healthcare	11,613	170,790
St. George Bank	9,746	246,211
Stockland	53,514	351,437
Suncorp-Metway	35,715	494,423
Symbion Health	9,206	32,523
Tabcorp Holdings	19,027	238,441
Tatts Group	37,398	127,424
Telstra	106,923	418,795
Telstra (Installment Receipts)	51,919	131,378
Toll Holdings	19,612	194,772
Transurban Group	38,674	230,409
Wesfarmers	20,389	653,844
Wesfarmers PPS	5,994 a	195,277
Westfield Group	66,489	1,118,611
Westpac Banking	70,260	1,634,592
Woodside Petroleum	18,192	765,813
Woolworths	45,912	1,192,430
WorleyParsons	5,350	191,802
Zinifex	17,622	166,651
		31,218,821
Austria--.6%		
Andritz	1,336	66,401
bwin Interactive Entertaiment	207 a	6,887
Erste Bank der Oesterreichischen Sparkassen	7,010	379,693
Flughafen Wien	305	33,837
IMMOEAST	14,496 a	127,330
IMMOFINANZ	16,716	156,666
Mayr-Melnhof Karton	260	25,589
Meinl European Land	11,588 a	147,272
OMV	6,143	439,778
Raiffeisen International Bank-Holding	1,404	178,481
RHI	882 a	31,668
Telekom Austria	13,353	371,091
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	2,986	196,518
Vienna Insurance Group	1,383	105,455
Voestalpine	4,288	263,218
Wienerberger	3,151	145,256
		2,675,140
Belgium--1.2%		
AGFA-Gevaert	1,563	17,378
Barco	320	22,505
Bekaert	369	46,550
Belgacom	6,370	310,116
Cofinimmo	105	20,453
Colruyt	623	156,140

Compagnie Maritime Belge	134	10,156
Compagnie Nationale a Portefeuille	610	39,855
D'ieteren	77	27,378
Delhaize Group	3,660	279,054
Dexia	19,368	467,312
Fortis	78,276	1,754,671
Groupe Bruxelles Lambert	3,128	361,902
Groupe Bruxelles Lambert (Strip)	236 a	3
InBev	6,779	556,011
KBC Ancora	497	48,554
KBC Groep	6,926	879,524
Mobistar	1,138	106,664
Omega Pharma	597	27,962
Solvay	2,380	298,224
UCB	4,307	208,354
Umicore	905	205,402
		5,844,168
China--.1%		
C.C. Land Holdings	30,000	34,172
Fosun International	52,000 a	35,663
Foxconn International Holdings	83,000 a	137,542
Tencent Holdings	35,000	208,083
		415,460
Denmark--.9%		
AP Moller - Maersk, Cl. A	9	88,342
AP Moller - Maersk, Cl. B	41	403,913
Bang & Olufsen, Cl. B	350	21,915
Carlsberg, Cl. B	1,255	132,020
Coloplast, Cl. B	1,027	84,553
Dampskibsselskabet Torm	231	7,402
Danisco	1,915	127,909
Danske Bank	17,377	619,897
DSV	1,324	25,413
DSV	6,000	112,913
East Asiatic	146	10,479
FLSmidth & Co.	1,868	166,050
GN Store Nord	2,295 a	12,459
H Lundbeck	1,600	38,719
Jyske Bank	2,176 a	139,620
NKT Holding	323	24,351
Novo Nordisk, Cl. B	18,340	1,147,236
Novozymes, Cl. B	1,759	136,884
Rockwool International, Cl. B	243	43,712
Sydbank	2,192	79,071
Topdanmark	744 a	110,848
TrygVesta	1,207	87,150
Vestas Wind Systems	6,864 a	662,779
William Demant Holding	980 a	66,206
		4,349,841
Finland--1.9%		
Amer Sports, Cl. A	962	18,448
Cargotec, Cl. B	1,444	61,029
Elisa	5,537	156,336
Fortum	17,047	686,621
Kesko, Cl. B	2,668	135,855
Kone, Cl. B	2,803	186,632
Konecranes	801	24,247
Metso	4,783	223,682
Neste Oil	4,602	146,602
Nokia	147,671	5,408,703

Nokian Renkaat	3,727	126,127
OKO Bank, Cl. A	3,382	60,389
Orion, Cl. B	3,310	74,118
Outokumpu	4,131	129,799
Rautaruukki	3,101	127,699
Sampo, Cl. A	16,092	418,633
Sanoma-WSOY	3,180	82,682
Stora Enso, Cl. R	21,649	299,559
Tietoenator	932	17,307
UPM-Kymmene	19,658	370,636
Uponor	612	15,087
Wartsila, Cl. B	2,411	153,732
YIT	5,145	108,221
		9,032,144
France--9.7%		
Accor	7,537	574,664
ADP	1,217	135,845
Air France-KLM	4,856	134,326
Air Liquide	9,192	1,275,092
Alcatel-Lucent	88,214	554,283
Alstom	3,966	797,507
Atos Origin	2,750 a	136,667
AXA	59,727	2,038,972
BNP Paribas	31,811	3,132,093
Bouygues	8,496	651,855
Cap Gemini	5,317	288,086
Carrefour	22,769	1,594,922
Casino Guichard Perrachon	1,681	184,483
Christian Dior	950	104,802
Cie de Saint-Gobain	10,431	813,351
Cie Generale d'Optique Essilor International	7,594	437,480
CNP Assurances	1,666	202,039
Compagnie Generale de Geophysique-Veritas	949 a	220,899
Compagnie Generale des Etablissements Michelin, Cl. B	5,491	524,939
Credit Agricole	25,123	770,561
Dassault Systemes	2,306	127,793
Eiffage	612	53,617
Electricite de France	3,708	384,379
Eurazeo	390	41,243
France Telecom	68,390	2,405,560
Gaz de France	7,357	396,650
Gecina	406	55,834
Groupe Danone	16,591	1,334,158
Hermes International	2,692	269,331
ICADE	587	75,137
Imerys	1,289	99,623
JC Decaux	2,248	73,029
Klepierre	2,777	147,651
L'Oreal	9,532	1,173,958
Lafarge	5,480	855,507
Lagardere	4,917	359,405
Legrand	1,473	44,852
LVMH Moet Hennessy Louis Vuitton	9,327	955,743
M6-Metropole Television	2,144	52,772
Natixis	6,398	108,480
Neopost	1,237	125,379
Neuf Cegetel	980	50,422
PagesJaunes Groupe	4,274	82,615
Pernod-Ricard	6,698	711,380
Peugeot	5,668	416,741

PPR	2,855	401,896
Publicis Groupe	5,521	198,168
Renault	7,053	800,705
Safran	6,493	106,460
Sanofi-Aventis	38,326	3,108,481
Schneider Electric	8,275	955,740
Scor	6,516	134,523
Societe BIC	1,052	65,436
Societe Des Autoroutes Paris-Rhin-Rhone	719	77,785
Societe Generale	14,004	1,730,392
Societe Television Francaise 1	4,756	119,849
Sodexho Alliance	3,616	195,447
Suez	39,086	2,380,282
Suez (Strip)	2,304 a	34
Technip	3,926	252,811
Thales	3,490	200,834
Thomson	8,984	109,292
Total	80,911	5,844,832
Unibail - Rodamco	2,532	598,076
Valeo	2,439	89,681
Vallourec	1,770	353,177
Veolia Environnement	13,196	1,078,403
Vinci	15,450	1,049,367
Vivendi	43,870	1,758,145
Wendel	550	55,294
Zodiac	1,374	69,942
		46,709,177
Germany--8.5%		
Adidas	7,827	497,797
Allianz	16,849	3,021,959
Altana	2,147	48,196
Arcandor	2,010 a	37,542
BASF	18,389	2,397,803
Bayer	27,217	2,229,806
Bayerische Motoren Werke	6,087	335,347
Beiersdorf	3,345	257,449
Bilfinger Berger	1,249	78,109
Celesio	2,961	173,358
Commerzbank	23,807	724,085
Continental	5,802	600,019
Daimler	35,843	2,792,409
Deutsche Bank	19,240	2,165,500
Deutsche Boerse	7,613	1,339,332
Deutsche Lufthansa	8,954	213,837
Deutsche Post	29,858	966,307
Deutsche Postbank	3,223	268,367
Deutsche Telekom	106,219	2,161,327
Douglas Holding	838	42,199
E.ON	23,388	4,282,160
Fraport	538	40,559
Fresenius Medical Care & Co.	7,326	374,572
GEA Group	5,764 a	177,950
Heidelberger Druckmaschinen	2,151	58,876
HeidelbergerCement	390	57,960
Henkel	3,995	167,023
Hochtief	1,550	154,374
Hypo Real Estate Holding	7,752	243,602
Infineon Technologies	27,840 a	281,870
IVG Immobilien	3,487	117,239
K+S	1,349	341,459

Linde	4,470	582,408
MAN	4,312	533,342
Merck	2,511	309,575
Metro	6,002	491,275
MLP	273	4,288
Muenchener Rueckversicherungs	7,885	1,418,391
Premiere	1,342 a	29,665
Puma	242	87,005
Q-Cells	1,721 a	161,426
Rheinmetall	1,480	105,582
RWE	16,671	2,036,081
Salzgitter	1,544	242,443
SAP	33,678	1,615,677
Siemens	31,966	4,124,969
Solarworld	3,106	138,204
Suedzucker	818	17,376
ThyssenKrupp	13,744	672,313
TUI	8,161 a	177,799
Volkswagen	6,006	1,354,346
Wacker Chemie	258	55,603
Wincor Nixdorf	768	58,843
		40,865,003
Greece--.8%		
Alpha Bank	14,380	476,125
Coca-Cola Hellenic Bottling	5,839	243,808
Cosmote Mobile Telecommunications	4,681	179,073
EFG Eurobank Ergasias	12,045	338,735
Hellenic Exchanges SA Holding	1,436	48,157
Hellenic Petroleum	3,140	47,615
Hellenic Technodomiki Tev	3,357	43,153
Hellenic Telecommunications Organization	10,787	335,868
Motor Oil (Hellas) Corinth Refineries	1,145	22,101
National Bank of Greece	15,396	939,222
OPAP	8,652	301,320
Piraeus Bank	11,949	383,772
Public Power	4,070	194,378
Titan Cement	2,341	106,277
Viohalco	3,050	32,120
		3,691,724
Hong Kong--2.3%		
ASM Pacific Technology	8,000	46,204
Bank of East Asia	52,991	306,816
Belle International Holdings	74,000	87,910
BOC Hong Kong Holdings	143,000	359,546
Cathay Pacific Airways	55,000	123,223
Cheung Kong Holdings	57,000	924,582
Cheung Kong Infrastructure Holdings	19,000	72,457
Chinese Estates Holdings	13,000	21,612
CITIC International Financial Holdings	27,000	14,991
CLP Holdings	50,788	405,163
Esprit Holdings	38,700	503,366
Giordano International	32,000	12,930
Hang Lung Group	14,000	64,879
Hang Lung Properties	77,000	307,938
Hang Seng Bank	28,400	569,154
Henderson Land Development	37,762	325,174
Hong Kong & China Gas	141,349	387,517
Hong Kong Aircraft Engineerg	2,000	45,181
Hong Kong Exchanges & Clearing	40,500	840,301
HongKong Electric Holdings	52,500	299,713

Hopewell Holdings	24,000	105,224
Hutchison Telecommunications International	44,000	61,759
Hutchison Whampoa	81,800	803,225
Hysan Development	27,000	80,211
Kerry Properties	25,000	168,373
Kingboard Chemical Holdings	22,000	92,284
Lee & Man Paper Manufacturing	13,000	29,342
Li & Fung	86,600	333,110
Lifestyle International Holdings	22,000	58,300
Link REIT	84,500	214,939
Melco International Development	21,000	29,481
MTR	54,000	208,021
New World Development	87,191	270,563
NWS Holdings	14,000	39,416
Orient Overseas International	8,300	50,986
Pacific Basin Shipping	42,000	59,450
Parkson Retail Group	3,000	25,958
PCCW	152,207	86,890
Shangri-La Asia	42,000	122,323
Shui On Land	74,500	78,852
Shun TAK Holdings	36,000	50,557
Sino Land	54,664	169,672
Sun Hung Kai Properties	50,699	1,015,347
Swire Pacific, Cl. A	30,500	416,364
Television Broadcasts	12,000	65,382
Tingyi Holding	62,000	87,582
Wharf Holdings	54,192	296,437
Wheelock & Company	16,000	47,590
Wing Hang Bank	7,000	90,461
Yue Yuen Industrial Holdings	24,800	72,609
		10,949,365
Ireland--.6%		
Allied Irish Banks	33,536	737,970
Anglo Irish Bank	13,597	188,940
Bank of Ireland	36,417	529,173
CRH	20,838	772,052
DCC	1,172	32,351
Elan	18,043 a	452,138
Greencore Group	4,695	28,018
IAWS Group	1,907	38,688
Kerry Group, Cl. A	5,133	137,269
Kingspan Group	4,361	60,484
Paddy Power	1,355	38,118
Ryanair Holdings	4,000 a	22,572
Smurfit Kappa Group	2,286 a	30,851
		3,068,624
Italy--3.9%		
A2A	14,489	58,307
Alleanza Assicurazioni	15,722	200,604
Arnoldo Mondadori Editore	3,398	27,589
Assicurazioni Generali	39,470	1,678,096
Atlantia	9,957	329,377
Autogrill	3,846	64,991
Banca Carige	7,178	34,534
Banca Monte dei Paschi di Siena	43,132	202,671
Banca Popolare di Milano	15,093	190,366
Banco Popolare di Verona	19,243	385,201
Banco Popolare Scarl	5,496 a	110,062
Bulgari	6,217	73,694
Enel	164,257	1,825,914

ENI	97,689	3,139,783
Fiat	27,103	634,231
Finmeccanica	11,539	345,460
Fondiaria-SAI	2,974	121,762
IFIL Investments	5,846	47,941
Intesa Sanpaolo	292,198	2,084,258
Intesa Sanpaolo-RNC	33,828	231,391
Italcementi	2,055	40,804
Italcementi-RNC	1,650	23,227
Lottomatica	2,428	88,327
Luxottica Group	5,328	150,826
Mediaset	29,866	262,952
Mediobanca	18,297	344,614
Mediolanum	11,685	77,524
Parmalat	61,603	221,775
Pirelli & C	100,796 a	105,408
Prysmian	4,679 a	94,152
Saipem	4,759	165,539
Seat Pagine Gialle	154,157	50,953
Snam Rete Gas	33,427	220,536
Telecom Italia	407,299	1,229,636
Telecom Italia (RNC)	223,255	511,008
Terna	44,479	186,619
UniCredit	350,125	2,570,109
Unione Di Banche Italiane	22,453	558,130
Unipol Gruppo Finanziario	9,665	27,542
		18,715,913
Japan--20.7%		
77 Bank	12,000	74,915
Access	2 a	6,715
Acom	2,020	50,753
Advantest	5,800	127,645
Aeon	24,000	291,112
Aeon Credit Service	3,960	59,214
AEON Mall	2,100	53,807
Aiful	2,525	51,262
Aioi Insurance	10,000	48,809
Aisin Seiki	7,200	291,438
Ajinomoto	24,800	266,940
Alfresa Holdings	1,100	67,870
All Nippon Airways	25,000	99,893
Alps Electric	6,000	69,209
Amada	15,000	128,577
Aoyama Trading	2,600	58,750
Aozora Bank	11,000	31,496
Asahi Breweries	15,600	278,062
Asahi Glass	34,800	433,947
Asatsu-DK	1,000	30,649
Ashai Kasei	44,900	274,173
Asics	6,000	78,021
Astellas Pharma	18,279	791,914
Bank of Kyoto	10,000	119,331
Bank of Yokohama	46,000	300,938
Benesse	2,800	116,907
Bridgestone	22,600	383,672
Brother Industries	4,200	52,196
Canon	40,450	1,746,203
Canon Marketing Japan	3,100	51,045
Casio Computer	7,800	83,402
Central Glass	6,000	22,288

Central Japan Railway	58	536,734
Chiba Bank	28,000	208,034
Chiyoda	5,000	58,125
Chubu Electric Power	24,600	622,825
Chugai Pharmaceutical	9,728	128,676
Chugoku Electric Power	4,800	102,501
Chuo Mitsui Trust Holdings	29,380	202,172
Circle K Sunkus	1,000	14,475
Citizen Holdings	13,000	119,461
COCA-COLA WEST HOLDINGS	1,600	34,202
COMSYS Holdings	3,000	25,854
Cosmo Oil	18,000	60,729
Credit Saison	6,500	192,651
CSK HOLDINGS	2,100	57,274
Dai Nippon Printing	23,800	344,396
Daicel Chemical Industries	11,000	61,643
Daido Steel	14,200	94,330
Daifuku	1,000	13,558
Daihatsu Motor	3,000	31,008
Daiichi Sankyo	26,683	801,185
Daikin Industries	9,700	436,126
Dainippon Ink and Chemicals	24,000	107,172
Dainippon Sumitomo Pharma	3,000	24,934
Daito Trust Construction	3,200	172,223
Daiwa House Industry	18,400	256,918
Daiwa Securities Group	50,000	442,277
Denki Kagaku Kogyo	18,600	76,462
Denso	18,600	672,676
Dentsu	68	158,827
Dowa Holdings	11,000	73,953
Dowa Holdings (Rights)	7,000 a,b	0
eAccess	41	24,838
East Japan Railway	129	1,065,772
Ebara	15,000	46,867
EDION	1,900	21,519
Eisai	9,400	386,835
Electric Power Development	5,880	211,747
Elpida Memory	3,400 a	120,245
FamilyMart	2,100	62,395
Fanuc	7,300	642,613
Fast Retailing	2,100	155,762
Fuji Electric Holdings	21,000	70,451
Fuji Heavy Industries	9,000	36,055
Fuji Television Network	11	17,357
FUJIFILM Holdings	18,700	733,304
Fujikura	13,000	63,465
Fujitsu	68,800	445,570
Fukuoka Financial Group	29,000	176,222
Furukawa Electric	26,000	104,394
Glory	1,700	34,772
Gunma Bank	15,000	103,756
Gunze	5,000	21,428
H20 RETAILING CORP	4,000	28,659
Hachijuni Bank	15,000	102,968
Hakuhodo DY Holdings	700	36,371
Hankyu Hashin Holdings	44,000	204,183
Haseko	44,500 a	75,535
Hikari Tsushin	700	26,894
Hino Motors	10,000	68,989
Hirose Electric	1,200	121,978

Hiroshima Bank	19,000	103,610
Hitachi	128,900	966,851
Hitachi Cable	5,000	25,918
Hitachi Chemical	3,700	64,243
Hitachi Construction Machinery	4,200	97,663
Hitachi High-Technologies	2,700	50,866
Hitachi Metals	2,000	26,852
Hokkaido Electric Power	6,800	148,907
Hokuhoku Financial Group	48,000	148,783
Hokuriku Electric Power	2,900	65,756
Honda Motor	59,220	1,868,771
House Foods	720	12,766
HOYA	15,300	417,146
Ibiden	4,800	310,577
Idemitsu Kosan	700	60,049
IHI	49,000	98,998
INPEX Holdings	31	290,475
Isetan	6,900	80,578
Isuzu Motors	25,000	108,845
Ito En	2,300	49,466
Itochu	57,500	527,566
Itochu Techno-Solutions	1,400	40,223
J Front Retailing	16,800 a	108,135
Jafco	1,000	35,831
Japan Airlines	35,600 a	87,654
Japan Petroleum Exploration	1,000	63,933
Japan Prime Realty Investment	21	67,220
Japan Real Estate Investment	15	177,004
Japan Retail Fund Investment	11	69,362
Japan Steel Works	14,000	205,010
Japan Tobacco	171	910,939
JFE Holdings	22,160	1,025,707
JGC	8,000	133,272
Joyo Bank	26,462	151,137
JS Group	9,224	160,549
JSR	6,700	155,659
JTEKT	7,300	121,610
Jupiter Telecommunications	82 a	69,280
Kajima	36,800	117,740
Kamigumi	9,400	68,775
Kaneka	12,000	89,243
Kansai Electric Power	29,499	738,291
Kansai Paint	7,000	46,000
Kao	20,000	606,829
Kawasaki Heavy Industries	52,000	130,891
Kawasaki Kisen Kaisha	21,000	203,292
KDDI	94	635,733
Keihin Electric Express Railway	15,000	101,215
Keio	24,000	141,644
Keisei Electric Railway	10,000	54,505
Keyence	1,414	301,370
Kikkoman	6,000	72,700
Kinden	5,000	42,118
Kintetsu	59,354	200,497
Kirin Holdings	29,000	465,501
KK DaVinci Advisors	9 a	7,300
Kobe Steel	99,000	331,362
Kokuyo	2,400	19,663
Komatsu	34,200	825,715
Komori	2,000	42,248

Konami	3,400	102,462
Konica Minolta Holdings	18,500	297,049
Kose	880	21,668
Kubota	41,000	295,494
Kuraray	13,500	161,069
Kurita Water Industries	4,200	135,805
Kyocera	6,000	479,415
Kyowa Hakko Kogyo	7,705	77,519
Kyushu Electric Power	14,700	372,172
Lawson	2,500	89,144
Leopalace21	4,800	115,965
Mabuchi Motor	1,100	61,081
Makita	4,600	170,904
Marubeni	61,000	418,847
Marui Group	10,600	92,970
Matsui Securities	2,900	20,091
Matsushita Electric Industrial	74,195	1,586,098
Matsushita Electric Works	13,000	136,610
Mazda Motor	15,000	65,070
Mediceo Paltac Holdings	5,600	92,849
Meiji Dairies	9,000	48,393
Meiji Seika Kaisha	9,000	39,390
Meitec	1,000	28,983
Millea Holdings	28,400	1,084,495
Minebea	12,000	63,992
Mitsubishi	51,400	1,347,510
Mitsubishi Chemical Holdings	43,600	316,978
Mitsubishi Electric	74,000	689,856
Mitsubishi Estate	45,000	1,197,015
Mitsubishi Gas Chemical	15,000	140,565
Mitsubishi Heavy Industries	122,700	503,212
Mitsubishi Logistics	4,000	48,424
Mitsubishi Materials	41,000	167,709
Mitsubishi Motors	62,000 a	102,417
Mitsubishi Rayon	20,000	80,074
Mitsubishi Tanabe Pharma	9,000	109,375
Mitsubishi UFJ Financial Group	325,880	3,228,223
Mitsubishi UFJ Lease & Finance	1,570	58,325
Mitsui & Co.	64,400	1,325,811
Mitsui Chemicals	23,000	154,054
Mitsui Engineering & Shipbuilding	30,000	99,599
Mitsui Fudosan	32,000	733,626
Mitsui Mining & Smelting	20,000	75,198
Mitsui OSK Lines	42,000	512,382
Mitsui Sumitomo Insurance	45,230	466,823
Mitsukoshi	18,000	71,030
Mitsumi Electric	3,100	85,699
Mizuho Financial Group	375	1,777,660
Mizuho Trust & Banking	18,000	30,216
Murata Manufacturing	7,900	393,799
Namco Bandai Holdings	8,550	118,682
NEC	75,800	311,541
NEC Electronics	1,100 a	22,156
NGK Insulators	10,000	258,387
NGK Spark Plug	7,000	121,965
NHK Spring	6,000	50,833
Nichirei	7,000	32,488
Nidec	4,200	277,342
Nikon	12,600	353,436
Nintendo	3,750	1,874,981

Nippon Building Fund	18	211,371
Nippon Electric Glass	13,085	195,356
Nippon Express	30,000	161,845
Nippon Kayaku	1,000	6,023
Nippon Light Metal	20,400	35,374
Nippon Meat Packers	7,000	78,936
Nippon Mining Holdings	31,800	186,699
Nippon Oil	46,800	316,892
Nippon Paper Group	32	74,864
Nippon Sheet Glass	22,000	100,592
Nippon Shokubai	4,000	35,467
Nippon Steel	220,100	1,323,744
Nippon Telegraph & Telephone	198	947,733
Nippon Yusen	40,800	333,335
Nipponkoa Insurance	12,000	110,214
Nishi-Nippon City Bank	22,000	59,268
Nishimatsu Construction	6,000	16,721
Nissan Chemical Industries	6,000	73,927
Nissan Motor	86,300	828,429
Nisshin Seifun Group	7,800	76,455
Nisshin Steel	29,000	95,415
Nisshinbo Industries	5,000	53,769
Nissin Food Products	3,500	116,812
Nitori	1,450	75,782
Nitto Denko	6,200	303,220
NOK	4,300	87,097
Nomura Holdings	67,400	988,405
Nomura Real Estate Holdings	1,900	40,733
Nomura Real Estate Office Fund	8	64,881
Nomura Research Institute	4,200	110,989
NSK	15,000	130,796
NTN	16,000	115,868
NTT Data	50	221,297
NTT DoCoMo	613	964,670
NTT Urban Development	37	58,574
Obayashi	21,000	119,481
Obic	200	37,625
Odakyu Electric Railway	24,000	158,604
OJI Paper	30,000	127,944
Oki Electric Industry	26,000 a	42,622
OKUMA	6,000	53,239
Okumura	5,000	28,130
Olympus	9,000	301,756
Omron	7,700	159,166
Ono Pharmaceutical	1,600	78,602
Onward Holdings	4,000	40,572
Oracle Japan	1,500	66,129
Oriental Land	1,700	100,835
ORIX	3,500	595,702
Osaka Gas	76,000	290,811
OSAKA Titanium Technologies	600	37,879
OSG	2,300	23,175
OTSUKA	600	47,163
Pioneer	5,900	42,795
Promise	2,700	88,828
QP	2,700	26,061
Rakuten	264 a	113,206
Resona Holdings	214	339,085
Ricoh	25,000	390,504
Rinnai	400	12,885

Rohm	3,800	280,046
Round One	9	14,802
Ryohin Keikaku	300	18,412
Sankyo	1,900	101,417
Santen Pharmaceutical	3,200	85,907
Sanwa Holdings	2,200	10,575
Sanyo Electric	60,000 a	80,237
Sapporo Hokuyo Holdings	11	91,483
Sapporo Holdings	9,000	72,207
SBI E*trade Securities	51	40,794
SBI Holdings	385	89,126
Secom	7,800	398,882
Sega Sammy Holdings	6,984	81,355
Seiko Epson	4,600	113,128
Seino Holdings	4,000	27,249
Sekisui Chemical	19,000	124,363
Sekisui House	20,000	221,384
Seven & I Holdings	31,460	778,733
Sharp	37,000	638,845
Shikoku Electric Power	3,200	92,130
Shimachu	1,400	38,977
Shimamura	800	66,168
Shimano	2,900	112,003
Shimizu	25,000	128,135
Shin-Etsu Chemical	15,600	821,784
Shinko Electric Industries	2,700	46,668
Shinko Securities	22,000	85,248
Shinsei Bank	35,000	160,167
Shionogi & Co.	12,000	225,513
Shiseido	13,000	306,141
Shizuoka Bank	22,400	245,894
Showa Denko	39,000	133,572
Showa Shell Sekiyu	6,200	54,229
SMC	2,200	246,183
Softbank	27,400	500,975
Sojitz	43,900	150,267
Sompo Japan Insurance	31,000	280,732
Sony	38,080	1,821,096
Sony Financial Holdings	37 a	143,414
Square Enix	1,600	45,824
Stanley Electric	5,700	115,151
SUMCO	4,000	87,741
Sumitomo	40,700	562,573
Sumitomo Chemical	58,000	410,204
Sumitomo Electric Industries	28,900	429,759
Sumitomo Heavy Industries	21,000	173,467
Sumitomo Metal Industries	156,000	736,751
Sumitomo Metal Mining	21,000	353,194
Sumitomo Mitsui Financial Group	249	1,968,093
Sumitomo Osaka Cement	11,000	21,051
Sumitomo Realty & Development	14,000	345,343
Sumitomo Rubber Industries	7,000	61,416
Sumitomo Trust & Banking	47,000	298,710
Suruga Bank	7,000	83,234
Suzuken	2,820	102,716
Suzuki Motor	6,300	158,740
T & D Holdings	7,700	413,364
Taiheiyo Cement	38,000	81,591
Taisei	32,000	94,022
Taisho Pharmaceutical	5,000	103,618

Taiyo Nippon Sanso	12,000	114,318
Taiyo Yuden	3,100	36,351
Takara Holdings	5,000	29,232
Takashimaya	11,000	117,228
Takeda Pharmaceutical	32,100	1,949,818
Takefuji	4,610	130,731
TDK	4,700	300,327
Teijin	34,000	134,194
Terumo	6,500	353,598
THK	4,700	93,443
Tobu Railway	33,000	160,608
Toda	2,000	10,429
Toho	4,300	103,759
Toho Titanium	800	18,914
Tohoku Electric Power	16,000	377,821
Tokai Rika	1,600	48,524
Tokuyama	8,000	57,239
Tokyo Broadcasting System	1,700	38,976
Tokyo Electric Power	46,372	1,204,562
Tokyo Electron	6,400	383,676
Tokyo Gas	84,000	391,495
Tokyo Seimitsu	1,500	30,185
Tokyo Steel Manufacturing	3,500	34,760
Tokyo Tatemono	11,000	92,823
Tokyu	39,820	247,803
Tokyu Land	16,000	128,995
TonenGeneral Sekiyu	10,000	86,317
Toppan Printing	22,000	220,297
Toray Industries	51,000	345,458
Toshiba	117,000	791,636
Tosoh	20,000	83,655
TOTO	11,000	87,705
Toyo Seikan Kaisha	5,800	105,432
Toyo Suisan Kaisha	3,000	56,965
Toyoda Gosei	2,600	86,522
Toyota Boshoku	2,400	72,825
Toyota Industries	6,600	257,392
Toyota Motor	101,714	5,535,601
Toyota Tsusho	8,300	194,768
Trend Micro	4,000 a	143,983
Ube Industries	32,600	101,977
Uni-Charm	1,400	92,951
UNY	7,000	55,432
Urban	5,800	53,575
Ushio	4,200	85,639
USS	990	57,760
Wacoal Holdings	3,000	40,863
West Japan Railway	66	318,871
Yahoo! Japan	540	206,848
Yakult Honsha	3,400	92,144
Yamada Denki	3,260	348,293
Yamaha	6,800	140,221
Yamaha Motor	7,400	167,354
Yamato Holdings	15,400	214,153
Yamato Kogyo	1,400	52,417
Yamazaki Baking	3,000	26,022
Yaskawa Electric	9,000	96,808
Yokogawa Electric	7,400	71,758
Zeon	5,000	29,973
		99,838,846

Luxembourg--.5%

ArcelorMittal	33,904	2,244,470
Millicom INternational Cellular	1,151 a	119,667
Oriflame Cosmetics	597	32,372
SES	5,286	127,581
		2,524,090

Netherlands--2.9%

Aegon	55,906	831,010
Akzo Nobel	10,384	765,206
ASML Holding	15,167 a	402,483
Corio	1,591	130,531
Corporate Express	5,561	32,344
European Aeronautic Defence and Space	12,242	308,859
Fugro	2,039	138,958
Hagemeyer	9,631	66,735
Heineken	9,062	507,058
Heineken Holding	1,898	96,347
ING Groep	71,206	2,308,673
Koninklijke Ahold	48,300 a	628,053
Koninklijke DSM	5,692	239,570
Koninklijke Philips Electronics	43,399	1,695,582
OCE	852	17,058
Qiagen	2,924 a	59,118
Randstad Holdings	1,833	70,171
Reed Elsevier	23,038	419,168
Royal KPN	73,331	1,325,526
SBM Offshore	5,383	155,212
STMicroelectronics	25,421	316,341
TNT	15,391	567,784
TomTom	1,816 a	99,853
Unilever	64,330	2,084,647
Vedior	6,995	170,906
Wereldhave	530	58,840
Wolters Kluwer	11,365	323,569
		13,819,602

New Zealand--.1%

Auckland International Airport	38,406	83,533
Contact Energy	12,150	72,403
Fisher & Paykel Appliances Holdings	7,958	17,492
Fisher & Paykel Healthcare	14,548	34,528
Fletcher Building	18,475	146,713
Kiwi Income Property Trust (Units)	22,811	23,235
Sky City Entertainment Group	19,535	67,085
Sky Network Television	4,754	19,792
Telecom of New Zealand	64,861	204,409
		669,190

Norway--1.0%

Acergy	7,144	129,265
Aker Kvaerner	6,487	120,406
DNB NOR	28,325	367,737
DNO International	34,496 a	44,772
Frontline	1,197	50,420
Marine Harvest	98,466 a	52,516
Norsk Hydro	25,958	309,252
Ocean RIG	5,000 a	34,270
Orkla	30,877	405,605
Petroleum Geo-Services	6,756	144,885
Prosafe	7,268	104,034
Renewable Energy	6,700 a	174,096
Schibsted	627	18,972

SeaDrill	9,146 a	190,091
StatoilHydro	48,760	1,267,628
Stolt-Nielsen	950	24,098
Storebrand	16,254	132,139
Tandberg	1,488	25,883
Telenor	31,556 a	649,230
TGS Nopec Geophysical	1,391 a	17,127
Tomra Systems	1,255	7,532
Yara International	6,393	307,340
		4,577,298
Portugal--.4%		
Banco BPI	9,520	46,940
Banco Comercial Portugues, Cl. R	69,738	216,080
Banco Espirito Santo	8,861	154,666
Brisa	11,976	176,923
Cimpor-Cimentos de Portugal	7,964	61,964
Energias de Portugal	74,890	475,689
Jeronimo Martins	2,299	18,844
Portugal Telecom	29,452	378,134
PT Multimedia Servicos	8,174	108,553
Sonae	27,207 a	51,058
Sonae Industria	2,150	14,516
		1,703,367
Singapore--1.1%		
Allgreen Properties	26,000	20,683
Ascendas Real Estate Investment Trust	38,700	59,249
Capitacommercial Trust	38,000	55,764
CapitaLand	58,000	243,825
CapitaMall Trust	42,000	87,710
City Developments	19,000	152,850
ComfortDelgro	64,700	72,588
Cosco Singapore	30,000	97,303
DBS Group Holdings	42,059	526,633
Fraser & Neave	33,150	113,195
Genting International	79,527 a	34,646
Jardine Cycle & Carriage	4,422	61,485
Keppel	41,000	335,105
Keppel Land	14,000	61,856
Neptune Orient Lines	14,000	32,213
Noble Group	44,000	54,907
Olam International	23,000	43,619
Oversea-Chinese Banking	92,942	493,157
Parkway Holdings	27,000	68,633
SembCorp Industries	31,254	102,927
SembCorp Marine	32,000	71,518
Singapore Airlines	19,733	217,262
Singapore Exchange	29,000	203,021
Singapore Land	5,000	21,448
Singapore Petroleum	1,000	4,454
Singapore Post	31,000	23,719
Singapore Press Holdings	56,075	174,498
Singapore Technologies Engineering	50,000	119,139
Singapore Telecommunications	303,951	789,482
SMRT	28,000	34,135
United Overseas Bank	45,112	558,413
UOL Group	22,111	57,639
Venture	9,000	66,516
Wilmar International	14,000	41,782
Wing Tai Holdings	16,000	26,661
Yanlord Land Group	10,000	17,280

		5,145,315
Spain--4.0%		
Abertis Infraestructuras	9,327	282,912
Acciona	1,078	273,300
Acerinox	5,729	134,619
ACS-Actividades de Construccion y Servicios	8,152	426,143
Antena 3 de Television	3,438	48,238
Banco Bilbao Vizcaya Argentaria	140,583	2,953,021
Banco de Sabadell	17,637	165,152
Banco Popular Espanol	31,529	485,123
Banco Santander	234,823	4,102,081
Bankinter	4,702	72,714
Cintra Concesiones de Infraestructuras de Transporte	8,171	118,161
Fomento de Construcciones y Contratas	1,790	118,773
Gamesa Corp Tecnologica	6,617	251,128
Gas Natural SDG	4,231	232,406
Gestevision Telecinco	3,517	74,933
Grupo Ferrovial	2,251	144,623
Iberdrola	142,087	2,163,452
Iberdrola Renovables	25,288 a	202,932
Iberia Lineas Aereas de Espana	15,888	53,902
Inditex	8,088	404,342
Indra Sistemas	3,965	101,968
Mapfre	24,529	99,361
Promotora de Informaciones	2,270	35,888
Red Electrica de Espana	3,916	224,268
Repsol	30,214	959,612
Sacyr Vallehermoso	3,126	99,584
Sogecable	1,750 a	72,038
Telefonica	161,346	4,705,157
Union Fenosa	4,113	272,977
Zardoya Otis	4,157	96,908
Zeltia	1,808	12,834
		19,388,550
Sweden--2.2%		
Alfa Laval	3,462	185,187
Assa Abloy, Cl. B	11,327	196,583
Atlas Copco, Cl. A	25,005	356,246
Atlas Copco, Cl. B	15,166	198,334
Axfood	920	34,719
Boliden	11,404	102,024
Castellum	1,885	21,135
D Carnegie	742	10,654
Electrolux, Ser. B	9,739	151,820
Elekta, Cl. B	2,800	45,615
Eniro	5,359	44,138
Fabege	1,435	13,714
Getinge, Cl. B	6,599	153,361
Hennes & Mauritz, Cl. B	18,074	973,720
Holmen, Cl. B	1,632	54,221
Husqvarna, Cl. B	10,542	106,931
Investor, Cl. B	8,148	161,459
Kungsleden	3,914	42,220
Lundin Petroleum	8,981 a	88,332
Modern Times Group, Cl. B	1,823	109,240
Nobia	5,130	35,831
Nordea Bank	78,936	1,062,440
OMX	1,804	74,282
Sandvik	36,304	520,225
SAS	2,050 a	19,568

Scania, Cl. B	13,938	286,576
Securitas Direct, Cl. B	8,604 a	33,644
Securitas Systems, Cl. B	8,604	24,740
Securitas, Cl. B	12,514	152,042
Skandinaviska Enskilda Banken, Cl. A	17,207	388,084
Skanska, Cl. B	13,569	231,352
SKF, Cl. B	15,765	281,116
Ssab Svenskt Stal, Ser. A	6,728	176,148
Ssab Svenskt Stal, Ser. B	3,205	76,329
Svenska Cellulosa, Cl. B	21,762	347,821
Svenska Handelsbanken, Cl. A	18,268	508,705
Swedbank, Cl. A	6,486	166,256
Swedish Match	10,491	230,608
Tele2, Cl. B	11,115	225,528
Telefonaktiebolaget LM Ericsson, Cl. B	563,087	1,268,637
TeliaSonera	85,750	754,951
Trelleborg, Cl. B	981	17,720
Volvo, Cl. A	17,814	237,113
Volvo, Cl. B	41,565	552,096
		10,721,465
Switzerland--6.9%		
ABB	81,908	2,042,190
Actelion	3,384 a	168,440
Adecco	4,927	257,245
Ciba Specialty Chemicals	2,895	116,763
Compagnie Financiere Richemont, Cl. A	19,853	1,131,455
Credit Suisse Group	39,175	2,212,419
EFG International	1,415	42,025
Geberit	1,556	215,234
Givaudan	256	250,753
Holcim	7,837	755,878
Julius Baer Holding	3,886	270,475
Kudelski	991	16,228
Kuehne & Nagel International	2,071	187,982
Kuoni Reisen Holding	32	14,458
Lindt & Spruengli	28	86,880
Logitech International	6,335 a	192,489
Lonza Group	1,744	222,652
Nestle	14,768	6,577,173
Nobel Biocare Holding	860	212,166
Novartis	87,106	4,392,507
OC Oerlikon	259 a	93,558
Pargesa Holdings	418	41,230
PSP Swiss Property	1,132 a	63,946
Rieter Holding	58	20,967
Roche Holding	26,381	4,762,932
Schindler Holding	1,768	105,493
SGS	180	233,099
Sonova Holding	1,720	153,578
Straumann Holding	254	64,847
Sulzer	121	128,872
Swatch Group	1,998	104,362
Swatch Group-BR	1,250	335,235
Swiss Life Holding	1,268 a	306,457
Swiss Reinsurance	13,075	976,084
Swisscom	881	349,660
Syngenta	3,969	1,043,156
Synthes	2,244	285,733
UBS	78,239	3,226,413
Zurich Financial Services	5,535	1,571,640

		33,232,674
United Kingdom--21.8%		
3i Group	15,226	283,623
Aggreko	3,807	40,247
Alliance & Leicester	6,487	84,159
Amec	11,745	161,046
Anglo American	49,697	2,716,935
Antofagasta	6,778	88,941
ARM Holdings	53,171	124,370
Arriva	3,025	44,215
Associated British Foods	6,151	106,534
AstraZeneca	55,527	2,315,572
Aviva	99,017	1,239,849
BAE Systems	132,159	1,231,062
Balfour Beatty	15,102	126,886
Barclays	257,640	2,428,298
Barratt Developments	11,779	99,922
BBA Aviation	5,023	18,460
Berkeley Group Holdings	2,791 a	55,988
BG Group	126,206	2,715,842
BHP Billiton	86,328	2,546,213
Biffa	5,032	30,550
Bovis Homes Group	4,104	49,841
BP	716,403	7,597,235
British Airways	20,594 a	134,436
British American Tobacco	57,818	2,026,215
British Energy Group	38,307	394,736
British Land	20,120	395,044
British Sky Broadcasting	42,144	460,637
Brixton	3,267	22,931
BT Group	302,890	1,573,114
Bunzl	13,319	167,656
Burberry Group	16,747	145,759
Cable & Wireless	100,100	317,801
Cadbury Schweppes	80,143	884,382
Capita Group	22,482	294,461
Carnival	6,164	267,672
Carphone Warehouse Group	16,486	100,806
Cattles	4,883	27,760
Centrica	139,863	922,153
Charter	2,402 a	33,020
Close Brothers Group	3,028	50,031
Cobham	44,887	164,584
Compass Group	71,529	452,622
Cookson Group	3,129	34,601
CSR	1,538 a	16,277
Daily Mail & General Trust, Cl. A	10,993	116,051
Davis Service Group	2,168	21,779
De La Rue	2,264	40,688
Diageo	98,326	1,977,639
DSG International	67,233	99,693
Electrocomponents	5,398	20,487
EMAP	7,632	139,510
Enterprise Inns	20,106	177,636
Experian Group	38,111	336,401
Firstgroup	16,996	216,677
FKI	21,364	21,580
Friends Provident	69,301 a	191,914
G4S	42,490	183,760
Galiform	17,330 a	26,614

GKN	25,766	135,832
GlaxoSmithKline	211,967	5,001,629
Great Portland Estates	2,180	21,110
Hammerson	10,472	237,888
Hays	50,437	102,775
HBOS	139,767	1,929,715
Home Retail Group	31,652	179,650
HSBC Holdings	442,317	6,630,128
ICAP	20,326	272,808
IMI	13,028	97,122
Imperial Tobacco Group	25,777	1,201,975
Inchcape	17,639	130,105
Intercontinental Hotels Group	10,871	167,754
International Power	55,633	441,288
Intertek Group	2,388	41,842
Invensys	29,066 a	132,005
Investec	14,570	122,981
ITV	180,100	259,552
J Sainsbury	59,826	468,261
Johnson Matthey	8,443	314,048
Kazakhmys	3,597	87,933
Kelda Group	10,882	234,834
Kesa Electricals	18,689	89,859
Kingfisher	88,057	257,489
Ladbrokes	24,809	147,714
Land Securities Group	17,407	555,980
Legal & General Group	239,663	633,831
Liberty International	9,266	198,464
Lloyds TSB Group	213,920	1,882,967
LogicaCMG	59,228	128,002
London Stock Exchange Group	5,370	180,428
Lonmin	2,788	160,290
Man Group	60,414	663,916
Marks & Spencer Group	64,948	558,343
Meggitt	23,721	135,624
Misys	6,430	22,242
Mitchells & Butlers	20,100	178,116
Mondi	12,622	97,461
National Express Group	4,590	107,085
National Grid	97,684	1,502,824
Next	8,385	236,217
Old Mutual	201,366	501,622
PartyGaming	25,846 a	13,479
Pearson	31,026	429,117
Persimmon	10,410	160,919
Premier Farnell	12,140	34,074
Prudential	93,841	1,211,847
Punch Taverns	9,683	133,658
Rank Group	11,389 a	20,665
Reckitt Benckiser Group	22,685	1,187,145
Reed Elsevier	40,969	494,891
Rentokil Initial	71,091	153,059
Resolution	26,860	382,063
Reuters Group	46,528	564,208
Rexam	25,044	210,456
Rio Tinto	37,400	3,731,757
Rolls-Royce Group	68,335 a	645,260
Royal Bank of Scotland Group	375,479	2,795,130
Royal Dutch Shell, Cl. A	136,454	4,893,816
Royal Dutch Shell, Cl. B	103,583	3,582,549

SABMiller	34,377	742,843
Sage Group	47,292	203,596
Schroders	3,970	86,472
Scottish & Newcastle	29,964	467,910
Scottish & Southern Energy	32,851	997,903
Segro	16,027	162,418
Serco Group	17,755	147,952
Severn Trent	8,877	250,947
Shire	10,099	177,967
Signet Group	59,717	77,228
Smith & Nephew	34,762	473,955
Smiths Group	14,458	286,627
SSL International	2,626	27,374
Stagecoach Group	19,497	91,861
Standard Chartered	24,955	829,697
Standard Life	81,212	349,154
Tate & Lyle	19,452	187,394
Taylor Wimpey	40,562	143,728
Tesco	294,876	2,429,541
Thomas Cook Group	18,592 a	96,132
Tomkins	32,482	112,210
Travis Perkins	4,741	110,125
Trinity Mirror	3,903	25,422
Tui Travel	22,531 a	113,833
Tullet Prebon	2,228	22,892
Tullow Oil	26,399	297,043
Unilever	49,770	1,635,100
United Business Media	10,298	112,829
United Utilities	33,848	482,464
Vedanta Resources	2,487	90,292
Vodafone Group	1,992,127	6,937,755
Whitbread	7,152	190,509
William Hill	13,032	104,275
William Morrison Supermarkets	44,008	259,963
Wolseley	24,615	337,225
WPP Group	43,018	530,734
Xstrata	23,988	1,779,919
Yell Group	30,416	202,639
		105,232,645

Total Common Stocks
(cost $385,804,016) **474,388,422**

Preferred Stocks--.4%

Germany--.4%		
Bayerische Motoren Werke	486	23,205
Fresenius	1,334	103,793
Henkel	6,905	314,790
Porsche Automobil Holding	334	598,404
ProSieben Sat.1 Media	2,639	53,035
RWE	1,511	158,871
Volkswagen	3,901	540,842
		1,792,940
Italy--.0%		
IFI-Istituto Finanziario Industriale	1,887 a	54,509
Unipol	38,571	101,283
		155,792

Total Preferred Stocks
(cost $1,271,532) **1,948,732**

	Principal	
Short-Term Investments--.1%	Amount ($)	Value ($)

U.S. Treasury Bills

2.95%, 3/20/08		
(cost $283,879)	285,000 c	**284,341**

Other Investment--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $350,000)	350,000 d	**350,000**

Total Investments (cost $387,709,427)	**99.2%**	**476,971,495**
Cash and Receivables (Net)	**.8%**	**3,917,366**
Net Assets	**100.0%**	**480,888,861**

a Non-income producing security.

b The value of this security has been determined in good faith under the direction of the Board of Directors.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
DJ Euro Stoxx 50	31	1,753,327	March 2008	(63,561)
FTSE 100	10	1,167,751	March 2008	(54,466)
TOPIX	10	1,265,930	March 2008	(12,015)
				(130,042)

STATEMENT OF INVESTMENTS
Dreyfus S&P 500 Index Fund
January 31, 2008 (Unaudited)

Common Stocks--98.5%	Shares		Value ($)
Consumer Discretionary--8.6%			
Abercrombie & Fitch, Cl. A	22,300	a	1,777,087
Amazon.com	79,100	a,b	6,146,070
Apollo Group, Cl. A	35,200	b	2,806,848
AutoNation	35,600	b	579,568
AutoZone	11,400	b	1,378,032
Bed Bath & Beyond	68,200	a,b	2,198,768
Best Buy	90,525		4,418,525
Big Lots	23,400	a,b	406,224
Black & Decker	16,100	a	1,167,894
Brunswick	22,600	a	429,174
Carnival	112,600		5,009,574
CBS, Cl. B	176,612		4,448,856
Centex	31,300	a	869,514
Circuit City Stores	43,400	a	236,096
Clear Channel Communications	128,300		3,940,093
Coach	94,900	b	3,041,545
Comcast, Cl. A	792,127	a,b	14,385,028
D.R. Horton	71,400	a	1,231,650
Darden Restaurants	36,550		1,035,096
Dillard's, Cl. A	14,700	a	291,501
DIRECTV Group	185,000	b	4,177,300
E.W. Scripps, Cl. A	23,100		940,632
Eastman Kodak	74,200	a	1,478,806
Expedia	53,600	b	1,233,872
Family Dollar Stores	36,200	a	761,286
Ford Motor	543,892	a,b	3,611,443
Fortune Brands	39,400		2,754,848
GameStop, Cl. A	41,000	b	2,120,930
Gannett	59,800		2,212,600
Gap	120,125		2,296,790
General Motors	145,900	a	4,130,429
Genuine Parts	43,300		1,902,169
Goodyear Tire & Rubber	61,800	a,b	1,555,506
H & R Block	83,800		1,614,826
Harley-Davidson	62,300		2,528,134
Harman International Industries	15,500	a	721,835
Hasbro	37,900	a	984,263
Home Depot	435,003		13,341,542
IAC/InterActiveCorp	47,600	b	1,234,744
International Game Technology	81,300		3,469,071
Interpublic Group of Cos.	121,400	a,b	1,084,102
J.C. Penney	57,100		2,707,111
Johnson Controls	153,000		5,411,610
Jones Apparel Group	22,000	a	369,600
KB Home	19,800	a	544,500

Kohl's	80,800 b	3,687,712
Leggett & Platt	43,900	834,978
Lennar, Cl. A	36,000 a	741,600
Limited Brands	80,100 a	1,529,109
Liz Claiborne	25,700 a	562,573
Lowe's Cos.	376,900	9,965,236
Macy's	111,700	3,087,388
Marriott International, Cl. A	80,600	2,898,376
Mattel	94,500	1,985,445
McDonald's	304,900	16,327,395
McGraw-Hill	84,800	3,626,048
Meredith	9,800 a	460,502
New York Times, Cl. A	37,100 a	621,054
Newell Rubbermaid	72,062	1,738,135
News, Cl. A	596,200	11,268,180
NIKE, Cl. B	98,900 a	6,108,064
Nordstrom	48,400 a	1,882,760
Office Depot	70,300 b	1,042,549
OfficeMax	19,400	480,538
Omnicom Group	84,300	3,824,691
Polo Ralph Lauren	15,200 a	920,968
Pulte Homes	54,800 a	895,432
RadioShack	33,800 a	586,430
Sears Holdings	18,862 a,b	2,084,062
Sherwin-Williams	26,900 a	1,538,949
Snap-On	14,800	726,976
Stanley Works	21,113	1,084,364
Staples	182,275	4,363,664
Starbucks	188,200 b	3,558,862
Starwood Hotels & Resorts		
Worldwide	51,400	2,325,850
Target	214,100	11,899,678
Tiffany & Co.	35,000 a	1,396,500
Time Warner	931,650	14,664,171
TJX Cos.	112,600	3,553,656
VF	22,700	1,756,299
Viacom, Cl. B	169,112 b	6,554,781
Walt Disney	490,700	14,686,651
Washington Post, Cl. B	1,480	1,101,120
Wendy's International	22,500	549,450
Whirlpool	19,946 a	1,697,604
Wyndham Worldwide	45,854	1,080,320
Yum! Brands	131,140	4,479,742
		273,162,954
Consumer Staples--10.2%		
Altria Group	542,900	41,162,678
Anheuser-Busch	189,200	8,801,584
Archer-Daniels-Midland	165,760	7,301,728
Avon Products	110,572	3,872,231
Brown-Forman, Cl. B	22,300	1,404,454
Campbell Soup	57,400	1,814,414
Clorox	35,700	2,189,124

Coca-Cola	512,300	30,312,791
Coca-Cola Enterprises	73,700	1,700,259
Colgate-Palmolive	131,400	10,117,800
ConAgra Foods	125,600	2,704,168
Constellation Brands, Cl. A	50,000 a,b	1,045,000
Costco Wholesale	111,900	7,602,486
CVS Caremark	380,674	14,872,933
Dean Foods	33,900	949,200
Estee Lauder, Cl. A	29,400 a	1,240,680
General Mills	87,100	4,756,531
H.J. Heinz	81,700	3,477,152
Hershey	43,300	1,567,460
Kellogg	68,000	3,257,200
Kimberly-Clark	109,100 a	7,162,415
Kraft Foods, Cl. A	398,783	11,668,391
Kroger	175,600	4,469,020
McCormick & Co.	32,900	1,109,388
Molson Coors Brewing, Cl. B	35,200 a	1,572,384
Pepsi Bottling Group	35,700	1,244,145
PepsiCo	414,800	28,285,212
Procter & Gamble	800,465	52,790,667
Reynolds American	44,100 a	2,792,853
Safeway	114,000 a	3,532,860
Sara Lee	186,600	2,623,596
SUPERVALU	54,514	1,638,691
SYSCO	156,800	4,555,040
Tyson Foods, Cl. A	70,600	1,006,050
UST	40,400 a	2,099,184
Wal-Mart Stores	609,100	30,991,008
Walgreen	255,600	8,974,116
Whole Foods Market	36,000 a	1,419,840
Wm. Wrigley Jr.	56,100 a	3,221,823
		321,306,556
Energy--12.0%		
Anadarko Petroleum	120,264	7,046,268
Apache	85,350	8,145,804
Baker Hughes	82,090 a	5,330,104
BJ Services	75,500	1,642,125
Cameron International	56,400 b	2,270,664
Chesapeake Energy	117,000 a	4,355,910
Chevron	544,226	45,987,097
ConocoPhillips	412,280	33,114,330
Consol Energy	46,700	3,409,100
Devon Energy	114,700	9,747,206
El Paso	180,475	2,974,228
ENSCO International	37,300 a	1,906,776
EOG Resources	63,400 a	5,547,500
Exxon Mobil	1,408,276	121,675,046
Halliburton	227,100	7,532,907
Hess	71,700	6,512,511
Marathon Oil	183,050	8,575,893
Murphy Oil	48,400	3,559,336

Nabors Industries	73,000 b	1,987,060
National Oilwell Varco	92,000 b	5,541,160
Noble	69,100	3,024,507
Noble Energy	44,300	3,215,294
Occidental Petroleum	213,500	14,490,245
Peabody Energy	68,200	3,684,164
Rowan Cos.	28,700 a	976,948
Schlumberger	308,200	23,256,772
Smith International	51,600	2,797,236
Spectra Energy	162,986	3,722,600
Sunoco	30,300	1,884,660
Tesoro	35,300 a	1,378,465
Transocean	81,892 a,b	10,039,959
Valero Energy	141,900 a	8,399,061
Weatherford International	87,000 a,b	5,377,470
Williams	153,000	4,891,410
XTO Energy	124,575	6,470,426
		380,470,242
Financial--18.3%		
ACE	85,000 a	4,958,900
Aflac	125,700	7,709,181
Allstate	147,100	7,247,617
Ambac Financial Group	26,150 a	306,478
American Capital Strategies	49,400 a	1,737,398
American Express	301,500	14,869,980
American International Group	653,679	36,056,933
Ameriprise Financial	59,760	3,305,325
AON	75,675 a	3,293,376
Apartment Investment & Management, Cl. A	24,600 a	975,144
Assurant	24,600	1,596,294
AvalonBay Communities	20,300 a	1,907,185
Bank of America	1,144,014	50,737,021
Bank of New York Mellon	293,557 a	13,688,563
BB & T	141,600 a	5,137,248
Bear Stearns Cos.	29,672 a	2,679,382
Boston Properties	30,700	2,821,944
Capital One Financial	100,800 a	5,524,848
CB Richard Ellis Group, Cl. A	51,000 a,b	989,910
Charles Schwab	241,400	5,383,220
Chubb	98,900	5,122,031
Cincinnati Financial	42,785	1,648,934
CIT Group	48,900	1,367,244
Citigroup	1,286,717	36,311,154
CME Group	14,100 a	8,726,490
Comerica	38,900	1,696,818
Commerce Bancorp	50,300	1,916,933
Countrywide Financial	149,200 a	1,038,432
Developers Diversified Realty	31,700	1,304,455
Discover Financial Services	123,080	2,153,900
E*TRADE FINANCIAL	119,000 a,b	591,430
Equity Residential	69,800	2,611,218

Fannie Mae	252,200	8,539,492
Federated Investors, Cl. B	22,300 a	949,311
Fifth Third Bancorp	137,367	3,722,646
First Horizon National	32,500 a	704,275
Franklin Resources	41,700	4,346,391
Freddie Mac	170,500	5,181,495
General Growth Properties	62,900	2,297,108
Genworth Financial, Cl. A	113,000	2,750,420
Goldman Sachs Group	102,500	20,578,925
Hartford Financial Services Group	80,800	6,526,216
Host Hotels & Resorts	134,700	2,254,878
Hudson City Bancorp	134,200	2,198,196
Huntington Bancshares	94,274 a	1,267,985
IntercontinentalExchange	18,000 b	2,519,280
Janus Capital Group	39,500	1,066,895
JPMorgan Chase & Co.	865,741	41,165,985
KeyCorp	100,200	2,620,230
Kimco Realty	65,200 a	2,334,812
Legg Mason	34,600	2,491,200
Lehman Brothers Holdings	136,600 a	8,765,622
Leucadia National	43,500 a	1,921,395
Lincoln National	69,300	3,767,148
Loews	113,200	5,285,308
M & T Bank	19,200	1,761,984
Marsh & McLennan Cos.	134,000	3,698,400
Marshall & Ilsley	66,299	1,849,742
MBIA	32,400 a	502,200
Merrill Lynch & Co.	220,600	12,441,840
MetLife	190,900	11,257,373
MGIC Investment	21,000 a	388,500
Moody's	55,300 a	1,934,947
Morgan Stanley	273,560	13,522,071
National City	163,300 a	2,905,107
Northern Trust	49,300	3,616,648
NYSE Euronext	68,200 a	5,363,930
Plum Creek Timber	44,400	1,853,700
PNC Financial Services Group	90,100	5,912,362
Principal Financial Group	67,400	4,017,714
Progressive	179,900	3,338,944
ProLogis	66,400	3,940,840
Prudential Financial	117,000	9,871,290
Public Storage	32,000 a	2,504,000
Regions Financial	179,133	4,521,317
Safeco	24,300	1,296,891
Simon Property Group	57,500	5,139,350
SLM	132,900	2,890,575
Sovereign Bancorp	92,930 a	1,158,837
State Street	99,600	8,179,152
SunTrust Banks	90,000	6,205,500
T. Rowe Price Group	68,100	3,445,179
Torchmark	23,700 a	1,447,122
Travelers Cos.	166,212	7,994,797

U.S. Bancorp	445,053 a	15,109,549
Unum Group	92,995	2,103,547
Vornado Realty Trust	34,500	3,118,800
Wachovia	509,181	19,822,416
Washington Mutual	223,974 a	4,461,562
Wells Fargo & Co.	869,800 a	29,581,898
XL Capital, Cl. A	46,000	2,070,000
Zions Bancorporation	27,900 a	1,527,246
		579,425,529
Health Care--12.0%		
Abbott Laboratories	398,300	22,424,290
Aetna	129,016	6,871,392
Allergan	79,100	5,314,729
AmerisourceBergen	43,300	2,019,945
Amgen	280,312 b	13,059,736
Applera - Applied Biosystems Group	43,300	1,365,249
Barr Pharmaceuticals	27,800 b	1,450,882
Baxter International	163,400	9,924,916
Becton, Dickinson & Co.	62,900	5,442,737
Biogen Idec	75,585 b	4,606,906
Boston Scientific	345,910 b	4,195,888
Bristol-Myers Squibb	510,000	11,826,900
C.R. Bard	26,300	2,539,791
Cardinal Health	93,225	5,404,253
Celgene	99,400 b	5,577,334
CIGNA	71,900	3,534,604
Coventry Health Care	39,900 b	2,257,542
Covidien	128,342	5,727,903
Eli Lilly & Co.	254,400	13,106,688
Express Scripts	64,900 b	4,380,101
Forest Laboratories	80,400 b	3,197,508
Genzyme	68,600 b	5,359,718
Gilead Sciences	240,000 b	10,965,600
Hospira	40,570 b	1,667,833
Humana	43,700 b	3,509,110
IMS Health	50,000	1,194,500
Johnson & Johnson	737,618	46,661,715
King Pharmaceuticals	62,966 a,b	660,513
Laboratory Corp. of America Holdings	29,700 a,b	2,194,236
McKesson	74,577	4,682,690
Medco Health Solutions	137,982 b	6,910,139
Medtronic	291,400	13,570,498
Merck & Co.	561,000	25,963,080
Millipore	14,100 a,b	989,115
Mylan	77,900 a	1,161,489
Patterson Cos.	36,100 a,b	1,156,644
PerkinElmer	30,600	761,634
Pfizer	1,760,409	41,175,967
Quest Diagnostics	40,500 a	1,997,460
Schering-Plough	417,500	8,170,475
St. Jude Medical	88,300 b	3,577,033

Stryker	61,400	4,111,958
Tenet Healthcare	122,150 a,b	541,125
Thermo Fisher Scientific	108,700 b	5,596,963
UnitedHealth Group	333,000	16,929,720
Varian Medical Systems	32,300 b	1,679,277
Waters	25,900 b	1,487,955
Watson Pharmaceuticals	26,700 b	697,137
WellPoint	147,200 b	11,511,040
Wyeth	345,100	13,734,980
Zimmer Holdings	60,520 b	4,736,900
		377,585,798
Industrial--11.6%		
3M	183,800	14,639,670
Allied Waste Industries	74,600 a,b	734,810
Avery Dennison	27,400	1,419,868
Boeing	199,698	16,610,880
Burlington Northern Santa Fe	76,800	6,644,736
C.H. Robinson Worldwide	43,800	2,432,652
Caterpillar	163,900	11,659,846
Cintas	34,900 a	1,145,418
Cooper Industries, Cl. A	46,500	2,071,110
CSX	108,400	5,255,232
Cummins	52,600 a	2,539,528
Danaher	65,300 a	4,861,585
Deere & Co.	114,400	10,039,744
Dover	51,200	2,066,432
Eaton	37,800	3,128,328
Emerson Electric	202,900	10,315,436
Equifax	34,000 a	1,261,060
Expeditors International		
Washington	54,900	2,596,221
FedEx	79,720	7,452,226
Fluor	22,700	2,761,909
General Dynamics	103,700	8,758,502
General Electric	2,604,900	92,239,509
Goodrich	32,200	2,014,110
Honeywell International	192,525 a	11,372,452
Illinois Tool Works	106,500	5,367,600
Ingersoll-Rand, Cl. A	70,200	2,774,304
ITT	46,700	2,775,381
Jacobs Engineering Group	31,200 b	2,384,928
L-3 Communications Holdings	32,400	3,590,892
Lockheed Martin	89,400	9,648,048
Manitowoc	33,500	1,277,020
Masco	95,000 a	2,178,350
Monster Worldwide	33,000 a,b	919,050
Norfolk Southern	99,800	5,428,122
Northrop Grumman	87,190	6,919,398
Paccar	94,861 a	4,450,878
Pall	31,600	1,165,724
Parker Hannifin	43,375	2,932,584
Pitney Bowes	55,900	2,051,530

Precision Castparts	35,600	4,051,280
R.R. Donnelley & Sons	55,300	1,929,417
Raytheon	110,700	7,210,998
Robert Half International	41,500	1,152,870
Rockwell Automation	38,400 a	2,189,568
Rockwell Collins	41,900	2,648,080
Ryder System	14,900 a	775,694
Southwest Airlines	189,218 a	2,219,527
Terex	26,400 b	1,551,264
Textron	64,200	3,598,410
Trane	44,100	1,974,798
Tyco International	127,542	5,020,053
Union Pacific	67,600	8,452,028
United Parcel Service, Cl. B	270,900	19,819,044
United Technologies	254,800	18,704,868
W.W. Grainger	17,400	1,384,518
Waste Management	131,000	4,249,640
		364,817,130
Information Technology--15.4%		
Adobe Systems	147,900 b	5,166,147
Advanced Micro Devices	155,600 a,b	1,188,784
Affiliated Computer Services, Cl.		
A	25,900 b	1,262,625
Agilent Technologies	99,716 b	3,381,369
Akamai Technologies	42,800 a,b	1,292,560
Altera	86,600	1,462,674
Analog Devices	78,100	2,214,916
Apple	225,600 b	30,537,216
Applied Materials	355,200	6,365,184
Autodesk	59,600 b	2,452,540
Automatic Data Processing	135,600	5,501,292
BMC Software	50,500 b	1,618,020
Broadcom, Cl. A	121,350 b	2,679,408
CA	101,029 a	2,225,669
Ciena	22,099 a,b	599,546
Cisco Systems	1,563,700 b	38,310,650
Citrix Systems	48,900 b	1,692,918
Cognizant Technology Solutions,		
Cl. A	74,800 b	2,086,920
Computer Sciences	42,200 b	1,785,904
Compuware	73,700 b	626,450
Convergys	33,500 b	519,585
Corning	406,200	9,777,234
Dell	577,600 b	11,575,104
eBay	293,000 b	7,878,770
Electronic Arts	81,200 b	3,846,444
Electronic Data Systems	132,000	2,653,200
EMC	540,800 a,b	8,582,496
Fidelity National Information		
Services	44,000	1,867,800
Fiserv	42,450 b	2,180,657
Google, Cl. A	59,700 b	33,688,710

Hewlett-Packard	664,466	29,070,388
Intel	1,507,100	31,950,520
International Business Machines	355,200 a	38,127,168
Intuit	85,700 b	2,630,133
Jabil Circuit	53,700	711,525
JDS Uniphase	56,600 a,b	589,206
Juniper Networks	134,400 a,b	3,648,960
KLA-Tencor	47,000 a	1,963,660
Lexmark International, Cl. A	24,500 b	887,145
Linear Technology	57,600 a	1,593,792
LSI	182,000 a,b	950,040
MEMC Electronic Materials	59,100 b	4,223,286
Microchip Technology	55,300 a	1,764,623
Micron Technology	196,000 a,b	1,377,880
Microsoft	2,073,700	67,602,620
Molex	36,400 a	875,056
Motorola	588,795	6,788,806
National Semiconductor	60,500 a	1,115,015
Network Appliance	88,700 a,b	2,059,614
Novell	90,100 b	573,036
Novellus Systems	30,000 a,b	712,800
NVIDIA	143,250 b	3,522,518
Oracle	1,016,400 b	20,887,020
Paychex	85,975 a	2,813,102
QLogic	35,200 b	503,360
QUALCOMM	421,800	17,892,756
SanDisk	58,800 a,b	1,496,460
Sun Microsystems	213,500 b	3,736,250
Symantec	223,539 b	4,008,054
Tellabs	113,200 a,b	772,024
Teradata	46,600 b	1,110,012
Teradyne	44,800 b	491,456
Texas Instruments	360,400	11,147,172
Total System Services	51,000	1,178,100
Tyco Electronics	128,142	4,332,481
Unisys	89,600 b	372,736
VeriSign	57,000 a,b	1,933,440
Western Union	193,646	4,337,670
Xerox	238,200	3,668,280
Xilinx	75,800 a	1,657,746
Yahoo!	344,500 b	6,607,510
		486,704,212
Materials--3.4%		
Air Products & Chemicals	55,500	4,996,110
Alcoa	218,548	7,233,938
Allegheny Technologies	26,377	1,856,940
Ashland	14,400	655,632
Ball	25,900	1,188,551
Bemis	25,900	703,962
Dow Chemical	243,363	9,408,414
E.I. du Pont de Nemours & Co.	231,712	10,468,748
Eastman Chemical	20,900	1,380,863

Ecolab	45,000	2,171,250
Freeport-McMoRan Copper & Gold	98,421 a	8,762,422
Hercules	29,800 a	522,394
International Flavors & Fragrances	20,900	890,549
International Paper	110,353 a	3,558,884
MeadWestvaco	47,611	1,333,108
Monsanto	140,928	15,845,944
Newmont Mining	116,425	6,326,535
Nucor	74,200	4,288,760
Pactiv	33,600 b	961,296
PPG Industries	42,200	2,788,998
Praxair	81,500 a	6,594,165
Rohm & Haas	32,315	1,724,005
Sealed Air	41,564	1,086,899
Sigma-Aldrich	33,500 a	1,663,610
Titanium Metals	22,600 a	491,324
United States Steel	30,500	3,114,355
Vulcan Materials	27,900 a	2,189,034
Weyerhaeuser	54,100	3,663,652
		105,870,342
Telecommunication Services--3.4%		
American Tower, Cl. A	104,300 b	3,914,379
AT & T	1,563,285	60,170,839
CenturyTel	28,500	1,051,935
Citizens Communications	84,500 a	969,215
Embarq	39,342	1,782,193
Qwest Communications International	404,700 a	2,379,636
Sprint Nextel	733,045	7,718,964
Verizon Communications	744,956	28,934,091
Windstream	123,023	1,428,297
		108,349,549
Utilities--3.6%		
AES	172,400 b	3,289,392
Allegheny Energy	42,800	2,345,012
Ameren	53,600 a	2,401,816
American Electric Power	103,060	4,414,059
CenterPoint Energy	82,766 a	1,325,084
CMS Energy	58,000 a	908,860
Consolidated Edison	70,000 a	3,050,600
Constellation Energy Group	46,600	4,378,536
Dominion Resources	150,816	6,485,088
DTE Energy	42,200 a	1,799,830
Duke Energy	325,072	6,065,844
Dynergy, Cl. A	127,846 b	897,479
Edison International	84,000	4,381,440
Entergy	50,100	5,419,818
Exelon	170,150	12,963,729
FirstEnergy	78,502	5,590,912
FPL Group	104,900	6,763,952
Integrys Energy	19,674 a	956,550
Nicor	11,600 a	475,600
NiSource	70,700	1,342,593

Pepco Holdings	51,600	1,313,736
PG & E	91,200	3,742,848
Pinnacle West Capital	25,900 a	995,078
PPL	95,900	4,691,428
Progress Energy	66,769	3,015,956
Public Service Enterprise Group	65,600	6,297,600
Questar	44,500	2,265,495
Range Resources	38,400	2,005,248
Sempra Energy	67,366	3,765,759
Southern	195,800	7,117,330
TECO Energy	54,300 a	905,181
Xcel Energy	108,210	2,249,686
		113,621,539

Total Common Stocks
(cost $1,966,104,446)   **3,111,313,851**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.17%, 4/24/08	1,508,000 c	1,501,579
2.95%, 3/6/08	2,600,000 c	2,595,973
3.13%, 2/14/08	300,000 c	299,867

Total Short-Term Investments
(cost $4,392,872)   **4,397,419**

Other Investment--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $39,964,000)	39,964,000 d	**39,964,000**

Investment of Cash Collateral for
Securities Loaned--8.0%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $252,747,729)	252,747,729 d	**252,747,729**

Total Investments (cost $2,263,209,047)	**107.9%**	**3,408,422,999**
Liabilities, Less Cash and Receivables	**(7.9%)**	**(250,378,585)**
Net Assets	**100.0%**	**3,158,044,414**

a   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
     is $250,130,788 and the total market value of the collateral held by the fund is $252,747,729.

b   Non-income producing security.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($)
Financial Futures Long				
Standard & Poor's 500 E-mini	693	47,803,140	March 2008	**1,342,541**

STATEMENT OF INVESTMENTS

Dreyfus Smallcap Stock Index Fund

January 31, 2008 (Unaudited)

Common Stocks--99.5%	Shares		Value ($)
Consumer Discretionary--13.6%			
4Kids Entertainment	18,000	a	238,500
Aaron Rents	119,047	b	2,276,179
Arbitron	45,600	b	1,822,632
Arctic Cat	15,600	b	144,300
Audiovox, Cl. A	17,700	a,b	181,602
Big 5 Sporting Goods	47,950	b	571,084
Blue Nile	33,150	a,b	1,831,537
Bright Horizons Family Solutions	40,100	a,b	1,707,057
Brown Shoe	75,425	b	1,297,310
Buffalo Wild Wings	22,300	a,b	561,291
Building Materials Holding	59,850	b	407,578
Cabela's	62,300	a,b	918,925
California Pizza Kitchen	36,200	a,b	486,166
Cato, Cl. A	52,550		860,243
CEC Entertainment	59,775	a	1,394,551
Champion Enterprises	133,949	a,b	1,308,682
Charlotte Russe Holding	40,600	a,b	732,018
Children's Place Retail Stores	40,200	a,b	745,308
Christopher & Banks	68,325	b	872,510
CKE Restaurants	91,000	b	1,193,920
Coachmen Industries	43,845		227,994
Coinstar	52,050	a,b	1,600,537
CPI	6,800	b	138,040
Crocs	147,700	a,b	5,138,483
Deckers Outdoor	25,600	a,b	3,103,744
Dress Barn	71,900	a,b	876,461
Drew Industries	34,000	a,b	921,060
Ethan Allen Interiors	54,600	b	1,689,870
Finish Line, Cl. A	62,000	b	138,880
Fleetwood Enterprises	101,300	a,b	474,084
Fossil	91,025	a,b	3,093,029
Fred's, Cl. A	75,700	b	713,851
Genesco	37,100	a,b	1,237,656
Group 1 Automotive	37,400	b	988,856
Gymboree	58,000	a,b	2,216,760
Haverty Furniture Cos.	32,900	b	336,567
Hibbett Sports	58,650	a,b	1,090,303
HMS Holdings	39,500	a	1,248,200
Hot Topic	72,300	a	401,265
Iconix Brand Group	122,050	a,b	2,537,419
IHOP	35,100	b	1,868,724
Jack in the Box	123,000	a,b	3,595,290
JAKKS Pacific	68,550	a,b	1,615,038
Jo-Ann Stores	46,060	a	583,580
JoS. A. Bank Clothiers	34,600	a,b	942,504
K-Swiss, Cl. A	40,000	b	726,400
Kellwood	40,850		816,183
La-Z-Boy	71,500	b	544,830
Landry's Restaurants	29,600	b	607,096
Libbey	31,000		479,880
Lithia Motors, Cl. A	24,400	b	373,076
Live Nation	129,500	a,b	1,411,550
LKQ	188,800	a,b	3,377,632
M/I Homes	27,600	b	411,792

Maidenform Brands	34,700 a,b	430,280
Marcus	50,450	893,469
MarineMax	15,000 a,b	232,050
Men's Wearhouse	97,100 b	2,475,079
Meritage Homes	36,850 a,b	591,442
Midas	43,600 a,b	767,360
Monaco Coach	46,200 b	469,854
Monarch Casino & Resort	38,450 a	821,676
Movado Group	38,750 b	938,525
Multimedia Games	51,950 a,b	401,573
National Presto Industries	15,000 b	840,750
Nautilus	23,100 b	107,415
O'Charleys	39,800 b	552,026
Oxford Industries	20,900 b	475,893
P.F. Chang's China Bistro	43,100 a,b	1,225,764
Panera Bread, Cl. A	55,350 a,b	2,091,123
Papa John's International	53,250 a	1,346,692
Peet's Coffee & Tea	20,400 a,b	447,576
PEP Boys-Manny Moe & Jack	64,450 b	704,438
PetMed Express	30,200 a	372,970
Pinnacle Entertainment	93,450 a,b	1,705,462
Polaris Industries	69,250 b	3,008,220
Pool	70,680 b	1,741,555
Pre-Paid Legal Services	15,900 a	883,245
Quiksilver	198,600 a,b	1,892,658
Radio One, Cl. D	118,050 a,b	188,880
RC2	43,200 a,b	811,296
Red Robin Gourmet Burgers	28,200 a,b	983,616
Russ Berrie & Co.	15,900 a,b	229,437
Ruth's Chris Steak House	23,200 a,b	192,096
Select Comfort	92,900 a,b	730,194
Shuffle Master	56,673 a,b	540,660
Skechers USA, Cl. A	73,000 a,b	1,461,460
Skyline	11,850 b	345,190
Sonic	127,117 a,b	2,819,455
Sonic Automotive, Cl. A	54,750 b	1,097,737
Spartan Motors	51,200 b	459,264
Stage Stores	69,500 b	831,915
Stamps.com	45,700 a,b	482,592
Standard Motor Products	19,300	159,418
Standard-Pacific	113,700 b	433,197
Steak n Shake	23,978 a,b	209,568
Stein Mart	33,200 b	212,148
Sturm Ruger & Co.	36,300 a	325,611
Superior Industries International	34,000 b	619,480
Texas Roadhouse, Cl. A	78,700 a,b	949,909
Tractor Supply	54,150 a,b	2,086,941
Triarc Cos., Cl. B	117,000 b	1,088,100
Tuesday Morning	42,000 b	253,680
Tween Brands	44,050 a,b	1,410,921
UniFirst	24,900	1,016,916
Universal Electronics	25,050 a	596,440
Universal Technical Institute	32,100 a,b	477,648
Volcom	21,300 a,b	429,834
Winnebago Industries	62,850 b	1,323,621
WMS Industries	77,400 b	2,894,760
Wolverine World Wide	103,850	2,628,443
Wright Express	70,100 a	2,098,794
Zale	58,400 a,b	957,760
Zumiez	26,900 a,b	517,287
		122,359,390

Consumer Staples--3.4%

Alliance One International	190,600 a	718,562
Andersons	32,800 b	1,494,040
Boston Beer, Cl. A	16,500 a,b	586,410
Casey's General Stores	85,550 b	2,224,300
Central Garden & Pet, Cl. A	115,100 a,b	572,047
Chattem	30,700 a,b	2,355,304
Flowers Foods	133,012 b	3,192,288
Great Atlantic & Pacific Tea	33,700 a	1,006,619
Hain Celestial Group	68,400 a,b	1,846,800
J & J Snack Foods	26,650	666,516
Lance	49,250 b	902,752
Longs Drug Stores	54,850 b	2,523,648
Mannatech	28,000 b	171,360
Nash Finch	28,500 b	1,016,880
Performance Food Group	65,350 a	2,067,020
Ralcorp Holdings	45,950 a,b	2,500,139
Sanderson Farms	28,400 b	954,524
Spartan Stores	45,200 b	794,616
Spectrum Brands	44,550 a,b	208,939
TreeHouse Foods	60,650 a	1,265,765
United Natural Foods	74,600 a,b	1,788,908
USANA Health Sciences	21,350 a,b	925,522
WD-40	30,000 b	1,012,800
		30,795,759

Energy--8.1%

Atwood Oceanics	50,300 a,b	4,179,427
Basic Energy Services	34,000 a	608,260
Bristow Group	47,950 a,b	2,414,282
Cabot Oil & Gas	170,650 b	6,602,448
CARBO Ceramics	37,600 b	1,291,560
Dril-Quip	45,250 a	2,196,435
Gulf Island Fabrication	19,600 b	490,392
Helix Energy Solutions Group	171,463 a,b	6,338,987
Hornbeck Offshore Services	39,600 a,b	1,531,728
ION Geophysical	132,800 a,b	1,646,720
Lufkin Industries	25,600	1,353,472
Massey Energy	152,450 b	5,668,091
Matrix Service	45,600 a	821,712
NATCO Group, Cl. A	37,000 a,b	1,693,860
Oceaneering International	102,450 a	5,899,071
Patriot Coal	42,600 a,b	1,693,350
Penn Virginia	68,550 b	2,920,915
Petroleum Development	25,600 a,b	1,472,000
Pioneer Drilling	90,000 a,b	936,900
SEACOR Holdings	39,450 a,b	3,479,490
St. Mary Land & Exploration	110,600 b	3,896,438
Stone Energy	59,450 a	2,437,450
Superior Well Services	26,700 a,b	520,383
Swift Energy	62,750 a,b	2,707,662
Tetra Technologies	117,350 a,b	1,836,527
Unit	90,700 a	4,545,884
W-H Energy Services	55,550 a,b	2,702,507
World Fuel Services	58,050 b	1,536,003
		73,421,954

Financial--17.1%

Acadia Realty Trust	53,150 b	1,331,407
Alabama National BanCorporation	27,400 b	2,144,050
Anchor Bancorp Wisconsin	40,900 b	1,022,500
Bank Mutual	93,050 b	1,143,584
BankAtlantic Bancorp, Cl. A	76,000 b	429,400

BankUnited Financial, Cl. A	55,050 b	326,446
BioMed Realty Trust	111,000 b	2,561,880
Boston Private Financial Holdings	79,000 b	1,803,570
Brookline Bancorp	104,200 b	1,088,890
Cascade Bancorp	60,450 b	779,805
Cash America International	61,350 b	1,994,488
Central Pacific Financial	58,250 b	1,106,750
Colonial Properties Trust	82,400 b	2,030,336
Columbia Banking System	27,900	717,309
Community Bank System	62,850 b	1,371,387
Corus Bankshares	70,150 b	892,308
Delphi Financial Group, Cl. A	78,575	2,465,683
DiamondRock Hospitality	174,800 b	2,298,620
Dime Community Bancshares	42,450	638,023
Downey Financial	28,830 b	994,635
East West Bancorp	128,800 b	3,098,928
EastGroup Properties	46,600 b	1,928,774
Entertainment Properties Trust	58,650	2,903,175
Essex Property Trust	43,300 b	4,486,313
Extra Space Storage	109,500	1,657,830
Financial Federal	48,500 b	1,165,940
First BanCorp/Puerto Rico	148,500	1,419,660
First Cash Financial Services	46,200 a,b	462,462
First Commonwealth Financial	108,300 b	1,256,280
First Financial Bancorp	65,000	756,600
First Midwest Bancorp	80,374 b	2,507,669
FirstFed Financial	23,400 b	981,630
Flagstar Bancorp	61,050 b	503,662
Forestar Real Estate Group	63,550 a	1,451,482
Franklin Bank	44,300 a,b	260,484
Fremont General	116,000 a,b	382,800
Frontier Financial	88,000 b	1,791,680
Glacier Bancorp	88,700 b	1,650,707
Guaranty Financial Group	64,300 a	893,770
Hancock Holding	39,050 b	1,620,575
Hanmi Financial	74,700	642,420
Hilb, Rogal & Hobbs	62,550 b	2,263,059
Independent Bank	38,815 b	540,305
Infinity Property & Casualty	33,000 b	1,315,710
Inland Real Estate	101,100 b	1,352,718
Investment Technology Group	84,500 a	3,968,965
Irwin Financial	30,600 b	351,594
Kilroy Realty	66,250 b	3,248,237
Kite Realty Group Trust	43,300	569,828
LaBranche & Co.	72,100 a	411,691
LandAmerica Financial Group	25,700 b	1,340,512
Lexington Realty Trust	105,750 b	1,580,962
LTC Properties	33,850 b	881,792
Medical Properties Trust	87,450 b	1,105,368
Mid-America Apartment Communities	48,500 b	2,221,785
Nara Bancorp	43,200	525,312
National Retail Properties	127,800 b	2,903,616
Navigators Group	23,500 a	1,356,655
optionsXpress Holdings	93,500 b	2,535,720
Parkway Properties	26,050 b	935,716
Philadelphia Consolidated Holding	116,700 a	4,177,860
Piper Jaffray	26,950 a,b	1,276,891
Portfolio Recovery Associates	30,700 b	1,116,252
Presidential Life	36,300 b	665,742
PrivateBancorp	36,700 b	1,350,560
ProAssurance	62,850 a	3,626,445

Prosperity Bancshares	57,250	b	1,645,937
Provident Bankshares	60,674	b	1,257,772
PS Business Parks	29,300		1,472,325
Rewards Network	37,000	a	182,040
RLI	36,350		2,050,140
Safety Insurance Group	30,000	b	1,170,600
SCPIE Holdings	2,350	a	61,523
Selective Insurance Group	100,000		2,391,000
Senior Housing Properties Trust	164,950	b	3,693,230
Signature Bank	57,800	a,b	1,936,878
South Financial Group	117,600	b	2,032,128
Sovran Self Storage	42,150		1,669,983
Sterling Bancorp	58,100	b	831,411
Sterling Bancshares	123,850	b	1,242,216
Sterling Financial	89,485		1,591,938
Stewart Information Services	26,600	b	910,518
Susquehanna Bancshares	149,550	b	3,173,451
SWS Group	39,206	b	601,812
Tanger Factory Outlet Centers	48,150	b	1,808,996
Tower Group	32,600		952,572
TradeStation Group	56,900	a	620,210
Triad Guaranty	18,500	a,b	129,315
Trustco Bank	140,294	b	1,445,028
UCBH Holdings	178,350	b	2,518,302
UMB Financial	62,000		2,612,060
Umpqua Holdings	101,050	b	1,657,220
United Bankshares	75,650	b	2,432,904
United Community Banks	72,200	b	1,394,182
United Fire & Casualty	44,000	b	1,468,720
Whitney Holding	107,770	b	2,892,547
Wilshire Bancorp	37,500	b	295,500
Wintrust Financial	41,100	b	1,563,444
World Acceptance	34,000	a,b	1,017,960
Zenith National Insurance	67,100	b	2,671,922
			153,982,991
Health Care--13.2%			
Allscripts Healthcare Solutions	112,950	a,b	1,675,048
Alpharma, Cl. A	73,900	a,b	1,516,428
Amedisys	43,866	a,b	1,870,008
American Medical Systems Holdings	125,300	a,b	1,790,537
AMERIGROUP	95,300	a,b	3,575,656
AMN Healthcare Services	53,350	a	833,327
AmSurg	52,350	a	1,348,536
Analogic	30,900	b	1,824,954
ArQule	50,000	a	242,500
ArthroCare	46,750	a,b	1,871,402
BIOLASE Technology	37,500	a,b	126,750
Bradley Pharmaceuticals	22,400	a	445,536
Cambrex	78,050	b	741,475
Centene	78,100	a	1,869,714
Chemed	47,798	b	2,448,692
CONMED	68,950	a	1,675,485
Cooper Cos.	80,300	b	3,162,214
Cross Country Healthcare	44,100	a,b	556,983
CryoLife	36,200	a	251,590
Cyberonics	31,750	a,b	381,000
Datascope	24,000		778,080
Dionex	36,750	a	2,576,175
Enzo Biochem	52,667	a,b	491,910
Gentiva Health Services	59,000	a,b	1,090,320
Greatbatch	45,000	a,b	1,016,100

Haemonetics	47,650 a	2,851,376
HealthExtras	56,200 a,b	1,553,930
Healthways	58,300 a,b	3,282,290
Hooper Holmes	106,700 a	153,648
ICU Medical	26,000 a,b	738,140
IDEXX Laboratories	109,500 a	6,172,515
Immucor	123,100 a,b	3,550,204
Integra LifeSciences Holdings	35,200 a,b	1,464,320
Invacare	57,750 b	1,405,635
inVentiv Health	58,350 a,b	1,919,131
Kendle International	22,000 a,b	932,580
Kensey Nash	19,200 a,b	521,280
LCA-Vision	46,600 b	769,366
LHC Group	30,000 a,b	691,800
Lifecell	51,250 a,b	2,024,887
Martek Biosciences	58,550 a,b	1,668,675
Matria Healthcare	45,500 a,b	1,313,130
MedCath	43,200 a	1,074,816
Mentor	66,000 b	2,284,920
Meridian Bioscience	61,550 b	1,933,285
Merit Medical Systems	61,300 a	985,704
Molina Healthcare	24,100 a,b	822,051
Noven Pharmaceuticals	42,300 a,b	568,089
Odyssey HealthCare	60,600 a	533,886
Osteotech	34,500 a	202,860
Owens & Minor	68,600 b	2,834,552
Palomar Medical Technologies	48,300 a	696,486
PAREXEL International	48,650 a,b	2,647,047
Pediatrix Medical Group	90,000 a	6,128,100
PharmaNet Development Group	38,400 a	1,565,184
PharMerica	49,650 a,b	736,806
Phase Forward	80,000 a	1,380,000
Possis Medical	25,000 a	349,500
PSS World Medical	120,300 a,b	2,079,987
Regeneron Pharmaceuticals	104,700 a,b	2,123,316
RehabCare Group	31,750 a,b	666,432
Res-Care	36,500 a	816,505
Respironics	127,350 a	8,342,698
Salix Pharmaceuticals	85,150 a,b	591,792
Savient Pharmaceuticals	68,700 a,b	1,329,345
Sciele Pharma	76,050 a,b	1,819,116
Sierra Health Services	100,400 a	4,315,192
Sunrise Senior Living	73,200 a,b	2,101,572
SurModics	22,900 a,b	999,814
Symmetry Medical	57,450 a,b	1,045,590
Theragenics	59,500 a	230,265
ViroPharma	152,200 a,b	1,348,492
Vital Signs	18,000 b	873,000
		118,599,729
Industrial--17.1%		
A.O. Smith	40,150 b	1,405,250
AAR	63,800 a,b	1,879,548
ABM Industries	78,300	1,622,376
Acuity Brands	74,100 b	3,372,291
Administaff	49,450 b	1,483,995
Albany International, Cl. A	40,950 b	1,433,660
Angelica	10,500	181,650
Apogee Enterprises	56,700	989,415
Applied Industrial Technologies	76,325 b	2,304,252
Applied Signal Technology	27,800	371,408
Arkansas Best	51,200 b	1,576,448

Astec Industries	32,900 a	1,015,623
ASV	22,900 a,b	409,681
Baldor Electric	78,033 b	2,362,839
Barnes Group	94,000 b	2,505,100
Belden	83,812 b	3,545,248
Bowne & Co.	46,150	567,645
Brady, Cl. A	92,150 b	2,798,596
Briggs & Stratton	84,600 b	1,763,910
C & D Technologies	27,000 a,b	159,840
Cascade	15,400 b	794,948
CDI	33,600 b	653,520
Ceradyne	54,150 a	2,607,323
CLARCOR	85,750 b	3,216,483
Consolidated Graphics	19,050 a	958,406
Cubic	31,600 b	848,776
Curtiss-Wright	89,400	3,727,980
EMCOR Group	132,800 a,b	2,912,304
EnPro Industries	42,300 a,b	1,269,000
Esterline Technologies	50,300 a	2,343,477
Forward Air	49,800 b	1,543,800
Frontier Airlines Holdings	36,150 a,b	108,450
G & K Services, Cl. A	48,000	1,918,560
Gardner Denver	89,300 a	2,896,892
GenCorp	93,450 a,b	1,097,103
Gibraltar Industries	46,450 b	613,140
Griffon	43,550 a,b	474,695
Healthcare Services Group	65,350 b	1,585,391
Heartland Express	91,724 b	1,490,515
Heidrick & Struggles International	37,000 b	1,016,760
Hub Group, Cl. A	68,400 a	1,992,492
Insituform Technologies, Cl. A	52,000 a,b	660,400
Interface, Cl. A	105,650 b	1,686,174
Kaman	40,700	1,202,278
Kaydon	49,050 b	2,142,995
Kirby	106,150 a,b	4,880,777
Knight Transportation	86,900 b	1,491,204
Landstar System	93,350 b	4,670,301
Lawson Products	8,900	282,842
Lennox International	126,200	4,689,592
Lindsay	18,150 b	1,107,513
Lydall	29,200 a	265,136
Magnetek	21,400 a	81,106
Mesa Air Group	84,100 a	295,191
Mobile Mini	53,850 a,b	818,520
Moog, Cl. A	73,875 a	3,401,205
Mueller Industries	79,850	2,235,800
NCI Building Systems	33,000 a,b	949,080
Old Dominion Freight Line	45,000 a,b	1,311,750
On Assignment	49,400 a,b	274,664
Radiant Systems	50,700 a,b	616,512
Regal-Beloit	55,350 b	2,098,872
Robbins & Myers	31,800 b	2,107,704
School Specialty	40,000 a,b	1,298,400
Shaw Group	148,500 a	8,390,250
Simpson Manufacturing	60,450 b	1,665,398
SkyWest	122,000	3,174,440
Spherion	130,950 a	874,746
Standard Register	19,100 b	185,652
Standex International	28,000	509,320
Teledyne Technologies	63,250 a	3,265,598
Tetra Tech	103,006 a,b	2,028,188

Toro	72,500 b	3,577,150
Tredegar	46,850 b	649,341
Triumph Group	29,200 b	1,576,800
TrueBlue	83,100 a	1,185,837
United Stationers	52,550 a	2,903,913
Universal Forest Products	32,600 b	1,180,120
Valmont Industries	31,700 b	2,653,290
Viad	27,400 b	732,950
Vicor	32,500	400,075
Volt Information Sciences	28,300 a,b	528,361
Wabash National	48,050 b	441,580
Waste Connections	118,875 a,b	3,466,395
Watsco	41,600 b	1,534,208
Watson Wyatt Worldwide, Cl. A	85,900 b	4,221,985
Watts Water Technologies, Cl. A	44,850 b	1,331,597
Woodward Governor	57,350 b	3,600,433
		154,464,433
Information Technology--17.9%		
Actel	78,050 a	929,576
Adaptec	205,750 a	641,940
Advanced Energy Industries	71,600 a,b	773,996
Agilysys	40,550 b	617,171
AMIS Holdings	108,650 a	794,232
Anixter International	51,050 a,b	3,576,563
Ansoft	33,800 a,b	717,912
ANSYS	143,350 a,b	5,004,349
Arris Group	255,072 a,b	2,242,083
ATMI	60,050 a,b	1,579,315
Avid Technology	70,420 a,b	1,825,286
Axcelis Technologies	170,150 a,b	678,899
Bankrate	20,750 a,b	1,125,273
Bel Fuse, Cl. B	28,900	782,612
Bell Microproducts	41,000 a	215,660
Benchmark Electronics	136,300 a,b	2,419,325
Black Box	29,700	987,822
Blackbaud	78,800 b	2,180,396
Blue Coat Systems	66,650 a,b	1,790,886
Brightpoint	89,390 a,b	1,137,041
Brooks Automation	148,798 a,b	1,828,727
Cabot Microelectronics	44,000 a,b	1,521,520
CACI International, Cl. A	53,550 a,b	2,334,245
Captaris	53,300 a	179,621
Catapult Communications	15,350 a	98,854
Checkpoint Systems	74,200 a	1,762,992
CIBER	75,000 a	361,500
Cognex	76,200	1,165,860
Cohu	46,500 b	695,175
Comtech Telecommunications	49,100 a,b	2,199,680
Concur Technologies	75,800 a,b	2,657,548
CTS	73,850	782,810
CyberSource	129,768 a,b	2,173,614
Cymer	63,000 a,b	1,701,630
Daktronics	50,650 b	1,037,819
DealerTrack Holdings	49,300 a,b	1,329,128
Digi International	51,100 a	598,381
Diodes	50,050 a,b	1,158,658
Ditech Networks	57,000 a,b	177,840
DSP Group	57,950 a	663,528
Electro Scientific Industries	48,050 a,b	789,942
Epicor Software	107,550 a,b	1,188,428
EPIQ Systems	38,050 a	561,238

Exar	87,100 a,b	715,091
FactSet Research Systems	80,750 b	4,516,348
FARO Technologies	25,300 a	604,164
FEI	52,000 a,b	1,178,320
FLIR Systems	246,100 a,b	7,451,908
Gerber Scientific	32,600 a,b	287,532
Gevity HR	39,500 b	277,290
Harmonic	154,900 a,b	1,691,508
Hutchinson Technology	43,100 a	679,687
Informatica	168,500 a,b	3,253,735
InfoSpace	66,450 b	631,940
Insight Enterprises	87,400 a	1,509,398
Intevac	46,700 a,b	508,563
Itron	51,450 a,b	4,239,480
j2 Global Communications	98,750 a,b	2,163,613
JDA Software Group	48,150 a	856,589
Keithley Instruments	27,000	282,150
Knot	50,200 a,b	734,928
Kopin	110,000 a	370,700
Kulicke & Soffa Industries	92,250 a,b	497,228
Littelfuse	41,200 a	1,252,068
LoJack	48,700 a	600,958
Manhattan Associates	61,000 a	1,512,190
ManTech International, Cl. A	43,000 a	1,758,700
MAXIMUS	28,400 b	1,001,952
Mercury Computer Systems	24,400 a	202,520
Methode Electronics	84,000 b	1,018,080
Micrel	100,100 b	610,610
Micros Systems	73,100 a,b	4,501,498
Microsemi	131,300 a,b	2,983,136
MKS Instruments	105,050 a	1,953,930
MTS Systems	36,500 b	1,226,765
Napster	69,000 a	124,890
NETGEAR	66,750 a,b	1,779,555
Network Equipment Technologies	27,000 a	200,880
Newport	71,000 a,b	745,500
Novatel Wireless	56,000 a,b	896,000
Omnicell	56,200 a,b	1,409,496
Park Electrochemical	46,350	1,097,568
PC-Tel	38,000 a	238,260
Perficient	52,150 a,b	724,364
Pericom Semiconductor	41,000 a	555,960
Phoenix Technologies	29,300 a	445,360
Photon Dynamics	40,000 a,b	356,800
Photronics	73,000 a	889,870
Planar Systems	42,000 a,b	237,720
Plexus	85,650 a	1,934,834
Progress Software	80,650 a	2,380,788
Quality Systems	33,300 b	1,011,987
Radisys	34,000 a,b	462,060
Rogers	30,600 a,b	955,026
Rudolph Technologies	80,250 a,b	822,563
ScanSource	47,300 a,b	1,497,518
Secure Computing	93,700 a,b	838,615
SI International	24,000 a	655,920
Skyworks Solutions	297,000 a,b	2,390,850
Smith Micro Software	51,000 a,b	384,030
Sonic Solutions	56,000 a,b	501,760
SPSS	42,500 a	1,404,625
Standard Microsystems	43,000 a,b	1,286,560
StarTek	14,000 a	121,100

Stratasys	34,700 a	766,870
Supertex	32,800 a,b	646,816
Sykes Enterprises	72,250 a	1,140,828
Symmetricom	75,500 a,b	329,935
Synaptics	46,500 a,b	1,232,250
SYNNEX	24,700 a,b	526,110
Take-Two Interactive Software	116,600 a,b	1,916,904
Technitrol	83,400 b	1,889,844
THQ	112,725 a,b	2,030,177
Tollgrade Communications	31,150 a	189,081
Trimble Navigation	215,750 a,b	5,706,588
TTM Technologies	74,450 a	757,157
Tyler Technologies	54,700 a,b	731,886
Ultratech	32,000 a	304,000
United Online	127,200	1,420,824
Varian Semiconductor Equipment		
Associates	135,350 a,b	4,359,624
Veeco Instruments	52,350 a,b	741,276
ViaSat	45,600 a	947,112
Websense	95,800 a,b	1,963,900
X-Rite	42,850 a	418,645
		162,431,940
Materials--4.2%		
A.M. Castle & Co.	23,350 b	494,553
AMCOL International	39,500 b	968,540
AptarGroup	130,900 b	4,937,548
Arch Chemicals	41,600 b	1,400,672
Brush Engineered Materials	34,700 a,b	993,114
Buckeye Technologies	73,100 a,b	961,265
Caraustar Industries	47,400 a,b	141,252
Century Aluminum	48,750 a,b	2,534,513
Chesapeake	32,200 a,b	142,968
Deltic Timber	15,850 b	845,756
Georgia Gulf	51,450 b	401,310
H.B. Fuller	104,650 b	2,172,534
Headwaters	81,100 a,b	913,997
Material Sciences	30,000 a	194,400
Myers Industries	48,709	572,331
Neenah Paper	22,900 b	620,590
OM Group	61,250 a,b	3,514,525
Omnova Solutions	66,500 a	304,570
Penford	11,550	258,374
PolyOne	169,200 a,b	1,042,272
Quaker Chemical	28,377	567,540
Quanex	67,375 b	3,531,124
Rock-Tenn, Cl. A	72,550	2,074,205
RTI International Metals	39,000 a,b	2,154,750
Schulman (A.)	52,750 b	1,075,573
Schweitzer-Mauduit International	30,800 b	734,272
Texas Industries	43,950 b	2,490,647
Tronox, Cl. B	74,300 b	543,876
Wausau Paper	80,000	716,000
Zep	37,400 b	617,848
		37,920,919
Telecommunication Services--.1%		
General Communication, Cl. A	73,000 a,b	**526,330**
Utilities--4.8%		
Allete	42,650 b	1,641,599
American States Water	22,550 b	777,524
Atmos Energy	174,700 b	5,017,384
Avista	117,400 b	2,365,610

Central Vermont Public Service	24,850 b	723,881
CH Energy Group	25,000 b	964,750
Cleco	115,950	2,997,308
El Paso Electric	76,600 a	1,794,738
Laclede Group	51,214 b	1,719,766
New Jersey Resources	59,200 b	2,775,888
Northwest Natural Gas	47,450 b	2,246,283
Piedmont Natural Gas	123,250 b	3,089,878
South Jersey Industries	52,350 b	1,833,821
Southern Union	209,722	5,700,244
Southwest Gas	70,700	2,018,485
UGI	190,100	5,060,462
UIL Holdings	40,466 b	1,381,914
UniSource Energy	49,900 b	1,466,062
		43,575,597

Total Common Stocks
(cost $809,631,334)   **898,079,042**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
2.20%, 4/24/08	100,000 c	99,574
2.92%, 3/20/08	150,000 c	149,653
2.94%, 3/6/08	250,000 c	249,613
Total Short-Term Investments		
(cost $498,211)		**498,840**

Other Investment--.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,062,000)	2,062,000 d	**2,062,000**

Investment of Cash Collateral for
Securities Loaned--34.8%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $313,439,364)	313,439,364 d	**313,439,364**

Total Investments (cost $1,125,630,909)	**134.6%**	**1,214,079,246**
Liabilities, Less Cash and Receivables	**(34.6%)**	**(312,188,133)**
Net Assets	**100.0%**	**901,891,113**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2008, the total market value of the fund's securities on loan
     is $308,868,778 and the total market value of the collateral held by the fund is $313,439,364.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.